TSINGTAO

Tsingtao Beer Building
May 4th Square
Hong Kong Road, Central
Qingdao, 266071
P.R.C.

May 15, 2006

The Office of International Corporate Fi
The Securities and Exchange Commissi
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find copies of two documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the documents pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

Xiaohang SUN

(Enclosure)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Da-Wai Hu / Jun Zheng
(Sullivan & Cromwell LLP)

dlw 5/24

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

May 15, 2006

A. Proposed Amendments to the Articles of Association, The Order of Meeting for Shareholders' General Meeting, The Order of Meeting for the Board of Directors and The Order of Meeting for the Supervisory Committee and Notice Convening the Annual General Meeting
B. NOTICE OF ANNUAL GENERAL MEETING FOR 2005

File No.: 82-4021
Document A

IMPORTANT

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your overseas listed foreign shares in Tsingtao Brewery Company Limited, you should at once hand this circular together with proxy forms attached hereto to the purchaser or to the bank, stockbroker or whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION, THE ORDER OF MEETING FOR SHAREHOLDERS' GENERAL MEETING, THE ORDER OF MEETING FOR THE BOARD OF DIRECTORS AND THE ORDER OF MEETING FOR THE SUPERVISORY COMMITTEE AND NOTICE CONVENING THE ANNUAL GENERAL MEETING

The notice convening the annual general meeting of Tsingtao Brewery Company Limited to be held at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hong Kong Dong Road, Qingdao, Shangdong Province, the People's Republic of China on 29 June 2006 (Thursday), at 9:00 a.m. (the "AGM") is reproduced on pages 70 to 73 of this circular.

15 May 2006

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code : 168)

Executive Directors:
Mr. Li Guirong *(Chairman)*
Mr. Jin Zhiguo *(Vice Chairman)*
Mr. Sun Mingbo
Mr. Liu Yingdi
Mr. Sun Yuguo

Non-executive Directors:
Mr. Stephen J. Burrows *(Vice Chairman)*
Mr. Mark F. Schumm

Independent Directors:
Mr. Chu Zhengang
Mr. Fu Yang
Ms. Li Yan
Mr. Poon Chiu Kwok

Legal Address:
56 Dengzhou Road
Qingdao, Shandong Province
People's Republic of China
266023

Office Address:
Tsingtao Beer Tower
May Fourth Square
Hongkong Zhong Road
Qingdao, Shandong Province
People's Republic of China
266071

15 May 2006

To the holders of H Shares

Dear Sir/Madam,

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION, THE ORDER OF MEETING FOR SHAREHOLDERS' GENERAL MEETING, THE ORDER OF MEETING FOR THE BOARD OF DIRECTORS AND THE ORDER OF MEETING FOR THE SUPERVISORY COMMITTEE AND NOTICE CONVENING THE ANNUAL GENERAL MEETING

AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND THE ADDENDA

For the reasons set out below, the Directors of Tsingtao Brewery Company Limited (the "Company") have proposed to amend its articles of association ("the Articles") and the addenda, including the Order of Meeting for Shareholders' General Meeting, the Order of Meeting for the Board of Directors and the Order of Meeting for the Supervisory Committee:

- to further improve its corporate governance standards and protect the lawful interests of shareholders;

- to comply with requirements laid down in the Guidelines for the Articles of Association of Listed Companies (as amended in 2006) (Zheng Jian Gong Si Zi [2006] No.38) promulgated by the China Securities Regulatory Commission on 16 March 2006; and

- to comply with the requirements of the Company Laws of the People's Republic of China (the "PRC") which was revised on 27 October 2005 and took effect as of 1 January 2006.

The proposed amendments to the Articles are set out in Appendix I while the proposed amendments to the Order of Meeting for Shareholders' General Meeting, the proposed amendments to the Order of Meeting for the Board of Directors and the proposed amendments to the Order of Meeting for the Supervisory Committee are set out in Appendix II, III and IV to this circular respectively for your reference.

ANNUAL GENERAL MEETING

The notice convening the annual general meeting of the Company to be held at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hong Kong Dong Road, Qingdao, Shangdong Province, the PRC on 29 June 2006 (Thursday), at 9:00 a.m. (the "AGM") is reproduced on pages 70 to 73 of this circular.

A proxy form for use at the AGM ("Proxy Form") is enclosed hereto in connection with the AGM. To be valid, the Proxy Form and notarially certified power of attorney or other documents of authorisation must be delivered either to the Secretarial office of the Board of Directors of the Company at Tsingtao Beer Tower, May Fourth Square, Hongkong Zhong Road, Qingdao, the PRC or to the Company's H Shares registrar, Hong Kong Registrars Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 24 hours before the time appointed for the holding of the AGM.

The proposed amendments to the Articles, the Order of Meeting for Shareholders' General Meetings, the Order of Meeting for the Board of Directors and the Order of Meeting for the Supervisory Committee as addenda to the Articles are subject to the approval of the shareholders of the Company by way of special resolutions and approval and/or endorsement on registration as may be required by the relevant PRC authorities.

Pursuant to Article 73 of the existing Articles, at any shareholders' general meeting, a resolution shall be decided on a show of hands unless a poll is demanded before or after a vote by show of hands by:

(1) the chairman of the meeting;

(2) at least two shareholders, who possess the right to vote, present in person or by proxy; or

(3) one or more shareholders (including proxies) holding, either calculated separately or in aggregate, one-tenth or more of the shares carrying the right to vote at the meeting.

RECOMMENDATION

The Directors consider that the proposed amendments to the Articles, the Order of Meeting for Shareholders' General Meetings, the Order of Meeting for the Board of Directors and the Order of Meeting for the Supervisory Committee are in the best interests of the Company and its shareholders. Accordingly, the Directors recommend the shareholders to vote in favour of the resolutions which will be proposed at the AGM.

Yours faithfully,
For and on behalf of the Board
LI GUIRONG
Chairman

The proposed amendments to these Articles is prepared in the Chinese language and the English version set out below is therefore a translation only. Should there be any inconsistencies, the Chinese version shall prevail.

1. The original Article 3:

"The Company's residence is: 56 Dengzhou Road, Qingdao,
Shandong Province,
People's Republic of China.

Postcode: 266023
Telephone: (0532) 5713831
Facsimile: (0532) 5713240"

shall be amended as follows:

"The Company's residence is: 56 Dengzhou Road, Qingdao,
Shandong Province,
People's Republic of China.

Postcode: 266023
Telephone: (0532) 85713831
Facsimile: (0532) 85713240"

2. The original Article 5:

"The Company is a joint stock limited company enjoying perpetuity."

shall be amended as follows:

"The Company is a joint stock limited company enjoying perpetuity.

All the assets of the Company are divided into equal shares. The shareholders shall be liable to the Company to the extent of the shares they have subscribed to, and the Company shall bear the liabilities for its debts with all its assets."

3. The original Article 7:

"The procedures for registering the Original Articles with the State Administration for Industry and Commerce in Qingdao were completed on 21 August 1993, and on that date, the Original Articles became effective.

The Company's Articles shall take effect upon approval by the companies examination and approval authority appointed by the State Council and the State Council Securities Commission. Once these Articles become effective, the Original Articles shall be replaced by these Articles."

shall be amended as follows:

"The procedures for registering the Original Articles with the State Administration for Industry and Commerce in Qingdao were completed on 21 August 1993, and on that date, the Original Articles became effective.

The amendments to the Company's Articles, which involves the Mandatory Provisions, shall take effect upon approval by special resolution in shareholders' general meeting and approval by the relevant companies examination and approval authority as appointed by the State Council."

4. The original paragraph 4 of Article 9:

"The "other senior management officers" referred to in the first and second paragraphs of this Article include the officers responsible for financial affairs of the Company, the secretary of the board of directors, the vice presidents and the chief engineers. Unless otherwise specified, in the Articles below, the term "other senior management officers" shall have the same meaning as that stated in this Article."

shall be amended as follows:

"The "other senior management officers" referred to in the first and second paragraphs of this Article include the vice presidents, the officers responsible for financial affairs of the Company, the chief brewer and the secretary of the board of directors. Unless otherwise specified, in these Articles below, the term "other senior management officers" shall have the same meaning as that stated in this Article."

5. Adding the following paragraph as paragraph 5 of Article 9:

"Persons occupying an office other than directorship in the Company's controlling shareholder or de facto controller of the Company, shall not act as senior management officers of the Company."

6. Paragraph 2 of the original Article 10:

"Upon approval by the companies examination and approval authority appointed by the State Council, the Company may, having regard to its operation and management needs, operate as a holding company in accordance with the provisions in the second paragraph of Article 12 of the Company Law."

shall be deleted.

7. The original Article 14:

"Subject to the approval by special resolution in shareholders' general meeting and the approval of the relevant State regulatory authorities, the Company may adjust its scope of business, or direction or methods of investment, and establish subsidiaries or branches in the country and overseas, having regard to the changes in the domestic and international markets, the business needs in the country and overseas and the development potential of the Company itself."

shall be amended as follows:

"Subject to the requisite approval, the Company may adjust its scope of business, having regard to the changes in the domestic and international markets, the business needs in the country and overseas and the development potential of the Company itself."

8. Paragraph 1 of the original Article 16:

"Shares issued by the Company shall have par value of Renminbi 1 yuan each."

shall be amended as follows:

"The stocks of the Company are in the form of shares. Shares issued by the Company shall have par value of Renminbi 1 yuan each."

9. Paragraph 1 of the original Article 17:

"The Company may, upon obtaining approval from the State Council securities regulatory authorities, issue shares to domestic investors and overseas investors."

shall be amended as follows:

"The Company may, upon obtaining approval from the State Council securities regulatory authorities, issue shares to domestic investors and overseas investors. The issuance of shares of the Company shall comply with the principle of transparency, fairness and impartiality, and the shares of the same class shall have the same rights and benefits.

The shares of the same class which are issued at the same time shall have the same issuing price and shall be subject to the same conditions. The price of shares of the same class which are issued at the same time as purchased by any organization or individual shall be the same."

10. Paragraph 2 of the original Article 25:

"The Company may increase its capital by way of:

(1) offering new shares to non-specific investors;

(2) placing new shares to existing shareholders;

(3) allotting bonus shares to existing shareholders;

(4) other methods permitted by laws and administrative regulations."

shall be amended as follows:

"The Company may increase its capital by way of:

(1) public share offering;

(2) non-public share offering;

(3) placing new shares to existing shareholders;

(4) allotting bonus shares to existing shareholders;

(5) other methods permitted by laws, administrative regulations and China Securities Regulatory Commission."

11. The original Article 29:

"In the following circumstances, the Company may repurchase its own issued shares subject to a resolution passed in accordance with the provisions of these Articles and with the approval of the relevant regulatory authorities of the State:

(1) to cancel shares for the purpose of reduction of capital;

(2) to merge with another company which holds the Company's shares;

(3) other circumstances permitted by laws and administrative regulations.

When the Company repurchases its own issued shares, the repurchase shall be carried out in accordance with Articles 30 to 33."

shall be amended as follows:

"In the following circumstances, the Company may repurchase its own issued shares subject to a resolution passed in accordance with the provisions of these Articles and with the approval of the relevant regulatory authorities of the State:

(1) to cancel shares for the purpose of reduction of capital;

(2) to merge with another company which holds the Company's shares;

(3) granting shares as incentive compensation to the staff of the Company;

(4) acquiring the shares of shareholders who vote against any resolution adopted at the general meeting of shareholders on the merger or division of the Company;

(5) other circumstances permitted by laws and administrative regulations.

When the Company repurchases its own issued shares, the repurchase shall be carried out in accordance with Articles 30 to 33."

12. The original Article 32:

"After the Company has repurchased its shares according to law, the Company shall, within the period specified by laws and administrative regulations, cancel that portion of shares, and apply to the companies registration authority with which it was originally registered to amend the registration as to registered capital.

The amount of the Company's registered capital shall be reduced by the total par value of the shares cancelled."

shall be amended as follows:

"Unless otherwise required by laws, administrative regulations, rules and regulations of authorised departments or these Articles, if the Company repurchases its own shares pursuant to items (1) to (3) of Article 29 of these Articles , special resolutions relating thereto shall be passed at a general meeting of shareholders in accordance with these Articles. If the Company repurchases its own shares under the circumstances set forth in item (1) of Article 29, the shares so repurchased shall be cancelled within ten days from the repurchase date. In the event of the circumstances set forth in items (2) and (4) of Article 29, the shares so repurchased shall be transferred or cancelled within six

months. However, if the shares involved are overseas listed foreign shares, the shares so repurchased shall be cancelled within ten days from the completion date of the repurchase or merger. If the shares are required to be cancelled when they are repurchased in accordance with the law, the Company shall, within the period specified by laws and administrative regulations, apply to the companies registration authority with which it was originally registered to amend the registration as to registered capital.

The amount of the Company's registered capital shall be reduced by the total par value of the shares cancelled.

If the Company repurchases its own shares in accordance with item (3) of Article 29, the shares so repurchased are limited to domestic shares only and shall not exceed 5% of the total number of shares issued by the Company. The repurchased shares shall be transferred to the employees within one year."

13. Adding the following paragraphs as Articles 39 to 40:

"Article 39 The Company shall not accept the taking of the shares of the company as the subject matter of a pledge.

Article 40 Directors, supervisors and senior management officers of the Company shall report to the Company their shareholdings in the Company and changes therein and shall not transfer more than 25% of such shareholdings per year during their terms of office. The shares of the Company held by the aforesaid persons shall not be transferred within 1 year from the day when the shares of the Company started to be listed and traded in the stock exchanges. The aforesaid persons shall not transfer the shares in the Company held by them within half a year from the date on which their resignation from the Company comes into effect."

14. Sub-paragraph (5) of the original Article 50:

"(5) to receive relevant information in accordance with the provisions of these Articles, which shall include:

(i) the right to obtain a copy of these Articles upon payment of a fee to cover costs;

(ii) the right to inspect and copy after payment of reasonable fees:

(a) all parts of the register of shareholders;

(b) personal particulars of directors, supervisors, president and other senior management officers including:

1. present and former names and any aliases;

2. principal address (residence);

3. nationality;

4. full-time and all other part-time occupations and duties;

5. identity documents and their relevant numbers.

(iii) status of the Company's share capital;

(iv) reports showing in respect of each class of shares repurchased by the Company since the end of the last financial year, the aggregate par value, the quantity, the maximum price and the minimum price paid for the shares repurchased, and the aggregate amount paid by the Company for the purpose of such repurchase;

(v) minutes of shareholders' meetings;"

shall be renumbered as sub-paragraph (5) of Article 52, and amended as follows:

"(5) to receive relevant information in accordance with the provisions of these Articles, which shall include:

(i) the right to obtain a copy of these Articles upon payment of a fee to cover costs;

(ii) the right to inspect and copy after payment of reasonable fees:

(a) all parts of the register of shareholders;

(b) personal particulars of directors, supervisors, president and other senior management officers including:

1. present and former names and any aliases;

2. principal address (residence);

3. nationality;

4. full-time and all other part-time occupations and duties;

5. identity documents and their relevant numbers.

(iii) status of the Company's share capital;

(iv) stubs of Company bonds;

(v) reports showing in respect of each class of shares repurchased by the Company since the end of the last financial year, the aggregate par value, the quantity, the maximum price and the minimum price paid for the shares repurchased, and the aggregate amount paid by the Company for the purpose of such repurchase;

(vi) minutes of shareholders' meetings, resolutions of the board of directors, resolutions of the supervisory committee and the financial reports."

15. Adding the following paragraph as sub-paragraph (3) of Article 53.

"not to abuse their shareholders' rights to harm the interest of the Company or other shareholders, and not to abuse the independent legal person status of the Company and the limited liability of shareholders to harm the interest of any creditor of the Company. If a shareholder of the Company abuses its shareholder's rights and thereby causes loss on the Company or other shareholders, such shareholder shall be liable for damages in accordance with the law. If a shareholder of the Company abuses the Company's independent legal person status and the limited liability of shareholders for the purposes of avoiding debts, thereby materially impairing the interests of the creditors of the Company, such shareholder shall be jointly and severally liable for the debts owed by the Company."

16. Adding the following paragraph as paragraph 2 of Article 55:

"For the purposes of the foregoing Article, the term "de facto controllers" means the persons, not being shareholders of the Company, who are able to exercise de facto control over the acts of the Company through an investment relationship, agreement or other arrangement."

17. Paragraph 1 of the original Article 55:

"The shareholders' general meeting shall exercise the following functions and powers:

(1) to decide on the Company's business policies and investment plans;

(2) to elect and replace directors and to decide on matters relating to the remuneration of directors;

(3) to elect and replace those supervisors who are shareholders' representatives, and to decide on matters relating to the remuneration of supervisors;

(4) to consider and approve reports of the board of directors;

(5) to consider and approve reports of the supervisory committee;

(6) to consider and approve the Company's annual financial budget and final accounts;

(7) to consider and approve the Company's profit distribution proposals and proposal for making up losses;

(8) to pass resolutions on the increase or reduction of the Company's registered capital;

(9) to pass resolutions on matters such as the merger, division, dissolution and liquidation of the Company;

(10) to pass resolutions on the issuance of Company bonds;

(11) to pass resolutions on the appointment, removal or non-renewal of the services of auditors for the Company;

(12) to amend these Articles;

(13) to consider any motions proposed by shareholders representing 5 per cent or more of the shares of the Company carrying the right to vote;

(14) other matters which are required by laws, administrative regulations, these Articles and shareholders' special resolutions passed in general meetings to be resolved by shareholders' general meeting."

shall be renumbered as paragraph 1 of Article 57, and amended as follows:

The shareholders' general meeting shall exercise the following functions and powers:

(1) to decide on the Company's business policies and investment plans;

(2) to elect and replace directors and to decide on matters relating to the remuneration of directors;

(3) to elect and replace those supervisors who are shareholders' representatives, and to decide on matters relating to the remuneration of supervisors;

(4) to consider and approve reports of the board of directors;

(5) to consider and approve reports of the supervisory committee;

(6) to consider and approve the Company's annual financial budget and final accounts;

(7) to consider and approve the Company's profit distribution proposals and proposal for making up losses;

(8) to pass resolutions on the increase or reduction of the Company's registered capital;

(9) to pass resolutions on matters such as the merger, division, dissolution and liquidation of the Company;

(10) to pass resolutions on the issuance of Company bonds;

(11) to pass resolutions on the appointment, removal or non-renewal of the services of auditors for the Company;

(12) to amend these Articles;

(13) to consider any motions proposed by shareholders representing 5 per cent or more of the shares of the Company carrying the right to vote;

(14) to examine and approve matters relating to guarantees stipulated in Article 58;

(15) to consider the Company's acquisition or disposal of material assets conducted within the period of one year with a value exceeding 30% of the latest audited total assets of the Company;

(16) to examine and approve changes in the use of proceeds from fund raising exercise;

(17) to examine share incentive schemes;

(18) to resolve on other matters required to be resolved in shareholders' general meetings in accordance with the laws, administrative regulations and these Articles."

18. Adding the following paragraph as Article 58:

"The following matters relating to guarantees provided by the Company to a third party shall be subject to the approval by shareholders at general meetings:

(1) any subsequent guarantee to be provided by the Company in favour of a third party when the aggregate amount of guarantees of the Company and its controlling subsidiaries given in favour of third parties has reached or has already exceeded 50% of the Company's most recent audited net asset value;

(2) any subsequent guarantee to be provided by the Company in favour of a third party, when the aggregate amount of guarantees of the Company given in favour of third parties has reached or has already exceeded 30% of the Company's most recent audited total asset value;

(3) any guarantee to be provided by the Company in favour of any entity which has a gearing ratio of over 70%;

(4) any single guarantee to be provided by the Company exceeding 10% of the Company's most recent audited net asset value;

(5) any guarantee to be provided in favour of any shareholder, de facto controllers and their connected parties."

19. Adding the following paragraph as Article 61:

"The place for holding shareholders' general meetings shall be: Qingdao, PRC.

The Company shall set up a venue for shareholders' general meeting and the meeting will be convened in the manner of live meeting. In order to facilitate the shareholders to attend the shareholders' general meeting, the meeting can be held, via internet or through other means. The shareholders who attends the shareholders' general meeting in the aforesaid manner shall be deemed to have attended."

20. The original Article 61:

"The notice of a shareholders' meeting shall:

(1) be in writing;

(2) specify the venue, the date and the time of the meeting;

(3) state the motions to be discussed at the meeting;

(4) provide such information and explanation as are necessary for the shareholders to exercise an informed judgment on the proposals before them.

Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, to repurchase the shares of the Company, to reorganise its share capital, or to restructure the Company in any other way, the terms of the proposed transaction shall be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such a proposal must be properly explained;

(5) contain a disclosure of the nature and extent, if any, of material interests of any director, supervisor, president or other senior management officer in the transaction proposed and the effect of the proposed transaction on him in his capacity as shareholder in so far as it is different from the effect on the other shareholders of the same class;

(6) contain the full text of any special resolution proposed to be passed at the meeting;

(7) contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote on his behalf and that a proxy need not be a shareholder;

(8) state the time within which and the place to which the relevant instruments appointing proxies for the meeting are to be delivered."

shall be renumbered as Article 65, and amended as follows:

"The notice of a shareholders' meeting shall:

(1) be in writing;

(2) specify the venue, the date and the time of the meeting;

(3) state the motions and proposals to be discussed at the meeting;

(4) provide such information and explanation as are necessary for the shareholders to exercise an informed judgment on the proposals before them.

Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, to repurchase the shares of the Company, to reorganise its share capital, or to restructure the Company in any other way, the terms of the proposed transaction shall be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such a proposal must be properly explained;

(5) contain a disclosure of the nature and extent, if any, of material interests of any director, supervisor, president or other senior management officer in the transaction proposed and the effect of the proposed transaction on him in his capacity as shareholder in so far as it is different from the effect on the other shareholders of the same class;

(6) if matters relating to election of directors and supervisors are proposed to be discussed at general meeting of shareholders, fully disclose detailed information concerning the candidates shall be fully disclosed in the notice of the general meeting, which shall at least include the following:

1. personal information relating to the candidates, including educational background, work experience and all other positions undertaken on a part-time basis;

2. whether the candidates are connected with the Company, its controlling shareholders or de facto controllers;

3. disclosing the candidates' shareholdings in the Company;

4. whether the candidates have been subject to any punishment by the China Securities Regulatory Commission or other relevant department or to any sanction by any stock exchange.

(7) contain the full text of any special resolution proposed to be passed at the meeting;

(8) contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote on his behalf and that a proxy need not be a shareholder;

(9) state the time within which and the place to which the relevant instruments appointing proxies for the meeting are to be delivered;

(10) state the shareholding record date for shareholders who have the right to attend the shareholders' general meeting;

(11) state the names and contact numbers of the contact persons for meetings."

21. Adding the following paragraph as paragraph 2 of Article 76:

"Shares of the Company held by the Company shall not have any voting rights and shall not be counted into the total number of shares with voting rights present at the shareholders' general meeting."

22. The original Article 78:

"The following matters shall be passed by way of special resolutions of the shareholders' general meeting;

(1) increase or reduction of the Company's share capital and the issuance of shares of any class, warrants and other similar securities;

(2) issuance of Company bonds;

(3) division, merger, dissolution and liquidation of the Company;

(4) amendment of these Articles;

(5) other matters which, according to an ordinary resolution of the shareholders' meeting, may have significant impact on the Company and require adoption by way of a special resolution."

shall be renumbered as Article 82, and amended as follows:

"The following matters shall be passed by way of special resolutions of the shareholders' general meeting;

(1) increase or reduction of the Company's share capital and the issuance of shares of any class, warrants and other similar securities;

(2) issuance of Company bonds;

(3) division, merger, dissolution and liquidation of the Company;

(4) amendment of these Articles;

(5) the Company's acquisition or disposal of material assets or provision of guarantees conducted within the period of one year with a value exceeding 30% of the latest audited total assets of the Company;

(6) share incentive schemes;

(7) other matters which, according to an ordinary resolution of the shareholders' meeting, may have significant impact on the Company and require adoption by way of a special resolution."

23. The original Article 87:

"The secretary of the shareholders' general meeting shall record minutes of the meeting. Such minutes shall be signed by the directors and recorders attending that meeting, and be kept by the secretary of the board of directors of the Company.

The resolutions passed at a shareholders' general meeting shall be recorded in a summary of the meeting. The minutes and the summary of the meeting, together with the attendance record of the shareholders attending the meeting and the instruments appointing proxies, shall be kept at the Company's legal address."

shall be deleted.

24. Adding the following paragraph as Article 92:

"The Company shall formulate the Order of Meeting for Shareholders' General Meeting, stipulating in detail the procedures for convening of and the voting at the shareholders' general meeting (including procedures for notification, registration, approval and examination of motions, voting, counting of votes, announcement of voting result, making of resolutions, minutes of meeting and its signing as well as announcement, etc.). The Order of Meeting for Shareholders' General Meeting, as an addendum to these Articles, shall be drafted by the board of directors and approved by the shareholders' general meeting."

25. The original Article 97 shall be renumbered as Article 101, and the following paragraph shall be added as paragraph 3 of such Article 101:

"Director(s) may concurrently hold the post of senior management officer. However, the number of such director(s) shall not more than half of the total members of the board of directors."

26. Paragraph 1 of the original Article 98:

"Directors are elected by the shareholders' general meeting. The term of service for each session shall be 3 years. Upon the expiration of his term, a director may stand for re-election and, if re-elected, may serve consecutive terms. However, no independent director shall serve consecutive terms exceeding six years."

shall be renumbered as paragraph 1 of the Article 102, and amended as follows:

"Directors are elected by the shareholders' general meeting. The term of service for each session shall be 3 years. Upon the expiration of his term, a director may stand for re-election and, if re-elected, may serve consecutive terms. However, no independent director shall serve consecutive terms exceeding six years. If a re-election is not

conducted in time upon the termination of the tenure of the director, the original director(s) shall assume the responsibilities in accordance with the laws, administrative regulations, departmental regulations and these Articles before the new director(s) take office."

27. The original Article 99:

"A director may resign before the expiration of his term. The director who resigns shall submit a written report on his resignation to the board of directors. The independent directors shall also explain in details any matters which is relevant to his resignation, or which he considers, should be drawn to the attention of the shareholders and creditors of the Company.

If a director's resignation will result in the number of directors falling below the legally prescribed minimum, his resignation shall not come into force until his vacancy is filled by a replacement. The remaining board of directors shall convene an extraordinary general meeting as soon as possible for the election of the replacement. Prior to the resolutions for the election of a replacement is put forward to shareholders in general meeting, the powers of the director who has resigned and the remaining board of directors shall be reasonably restricted.

If the resignation of an independent director will result in the ratio of the number of independent directors to the total number of directors falling below the prescribed minimum as provided in these Articles, the resignation report of such independent director shall not become effective until the appointment of the succeeding independent director becoming effective."

shall be renumbered as Article 103, and amended as follows:

"A director may resign before the expiration of his term. The director who resigns shall submit a written report on his resignation to the board of directors. The independent directors shall also explain in details any matters which is relevant to his resignation, or which he considers, should be drawn to the attention of the shareholders and creditors of the Company. The board of directors shall disclose such matters within 2 days.

If a director's resignation will result in the number of directors falling below the legally prescribed minimum, the original director shall continue to assume the responsibilities in accordance with the laws, administrative regulations, departmental regulations and these Articles before the newly elected director(s) take office.

If the resignation of an independent director will result in the ratio of the number of independent directors to the total number of directors falling below the prescribed minimum as provided in these Articles, the original independent director shall continue to assume the responsibilities in accordance with the laws, administrative regulations,

departmental regulations and these Articles before the newly elected independent director(s) take office. The board of directors shall, within 2 months, convene a shareholders' general meeting to re-elect independent director(s). If no shareholders' general meeting is convened within the time limit, the independent director may choose not to continue to carry one his responsibilities.

Subject to the aforesaid events, a director's resignation shall be effected when the written notice of resignation is served on the board of directors."

28. Paragraph 1 of the original Article 106:

"The board of directors shall be accountable to the shareholders' general meeting and shall exercise the following functions and powers:

(1) to be responsible for convening shareholders' general meetings and to report on its work to the shareholders' general meeting;

(2) to implement resolutions of the shareholders' general meeting;

(3) to decide on the Company's business plans and investment proposals;

(4) to formulate the Company's annual financial budget and final accounts;

(5) to formulate the Company's profit distribution proposals and proposals for making up losses;

(6) to formulate proposals for the increase or reduction of the registered capital of the Company and proposals for the issuance of Company bonds;

(7) to draft proposals for the merger, division or dissolution of the Company;

(8) to decide on the establishment of the Company's internal management organisation;

(9) to appoint or remove the Company's president, and to appoint or remove the vice presidents and other senior management officers based on the recommendations of the president, and to decide on their remuneration;

(10) to formulate the Company's basic management system;

(11) to formulate proposals for any amendment of these Articles;

(12) To determine external guarantees (including the pledge of assets) of the Company within the scope of authorisation granted by the shareholders general meeting;

(13) to perform other functions and powers authorised by the shareholders' general meeting and these Articles;

(14) to decide on other major business matters and administrative matters that are not required by these Articles or the relevant regulations to be decided by the shareholders' general meeting."

shall be renumbered as paragraph 1 of Article 110, and amended as follows:

"The board of directors shall be accountable to the shareholders' general meeting and shall exercise the following functions and powers:

(1) to be responsible for convening shareholders' general meetings and to report on its work to the shareholders' general meeting;

(2) to implement resolutions of the shareholders' general meeting;

(3) to decide on the Company's business plans and investment proposals;

(4) to formulate the Company's annual financial budget and final accounts;

(5) to formulate the Company's profit distribution proposals and proposals for making up losses;

(6) to formulate proposals for the increase or reduction of the registered capital of the Company and proposals for the issuance of Company bonds;

(7) to draft proposals for the merger, division or dissolution of the Company;

(8) to decide on the establishment of the Company's internal management organisation;

(9) to appoint or remove the Company's president, and to appoint or remove the vice presidents and other senior management officers based on the recommendations of the president, and to decide on their remuneration;

(10) to formulate the Company's basic management system;

(11) to formulate proposals for any amendment of these Articles;

(12) to decide on matters relating to guarantees provided by the Company to a third party within the scope of authorisation granted by the shareholders' general meeting;

(13) to decide on matters relating to acquisition or disposal of assets, pledge of assets, entrusted asset management and connected transactions within the scope of authorisation granted by the shareholders' general meeting;

(14) to perform other functions and powers given by the laws, administrative regulations, departmental regulations and these Articles;

(15) to decide on other major business matters and administrative matters that are not required by these Articles or the relevant regulations to be decided by the shareholders' general meeting."

29. The original Article 108:

"The board of directors formulates the Meeting Procedures for the Board of Directors to ensure its operation efficiency and making of scientific decisions.

The Meeting Procedures for the Board of Directors shall expressly provide the matters, such as the approval authority for the use of the Company's assets by the board of directors for investment (including risk investment) and providing guarantees (including providing assets as a pledge).

For any substantial investment project involving amount of money beyond its approval authority, the board of directors shall gather the relevant experts and professionals to consider and approve the project and subsequently submit it to the shareholders' general meeting for approval."

shall be renumbered as Article 112, and amended as follows:

"The board of directors shall formulate the Order of Meeting for the Board of Directors in order to ensure the board's implementation of the resolutions passed at the shareholders' general meeting, enhance operational efficiency and ensure the making of scientific decisions. The Order of Meeting for the Board of Directors, as an addendum to these Articles, shall be drafted by the board of directors and approved by the shareholders' general meeting.

The Order of Meeting for the Board of Directors shall expressly provide for the approval authority of the board of directors in respect of the following matters, namely, external investment, acquisition or disposal of assets, pledge of assets, provision of guarantees provided by the Company to a third party, entrusted asset management and connected transactions of the Company.

For any substantial investment project involving amount of money beyond its approval authority, the board of directors shall gather the relevant experts and professionals to consider and approve the project and subsequently submit it to the shareholders' general meeting for approval."

30. The original Article 113:

"Meetings of the board of directors shall be convened at least six times every year. Such meetings shall be convened by the chairman of the board by giving notice to all the directors 10 days before the date of the meeting. Any extraordinary meeting of the board of directors may be convened at the suggestion of the chairman of the board, more than one-third of all the directors, half of all independent directors, the supervisory committee or the Company's president."

shall be renumbered as Article 117, and amended as follows:

"Meetings of the board of directors shall be convened at least six times every year. Such meetings shall be convened by the chairman of the board by giving notice to all the directors and supervisors 14 days before the date of the meeting. Any extraordinary meeting of the board of directors may be convened at the suggestion of shareholders representing not less than one-tenth of the voting rights, the chairman of the board, more than one-third of all the directors, half of all independent directors, the supervisory committee or the Company's president."

31. The original Article 114:

"Notice of board meetings shall be given in the following manner:

(1) Where the time, venue and agenda of regular board meetings have been set in advance by the board of directors, no notice of meeting is required;

(2) If the time and venue of a board meeting are not set in advance by the board of directors, the chairman of the board shall at least 10 days prior to the date of the meeting notify the directors of the time and venue of the meeting by telex, telegram, facsimile, courier, registered mail or personal delivery;

(3) The notice shall be in Chinese, with English added to it if necessary. The notice shall include the agenda of the meeting.

Any director may waive his right to receive notices of board meetings.

Notice of a meeting shall be deemed to have been given to any director who attends the meeting without protesting, before or at its commencement, any lack of notice."

shall be renumbered as Article 118, and amended as follows:

"Notice of board meetings shall be given in the following manner:

(1) Where the time, venue and agenda of regular board meetings have been set in advance by the board of directors, no notice of meeting is required;

(2) If the time and venue of a board meeting are not determined in advance by the board of directors, the chairman of the board shall notify, at least 14 days prior to the date of the meeting, the directors and supervisors of the time and venue of the meeting by facsimile, courier, registered mail, electronic mail or personal delivery;

(3) The notice shall be in Chinese, with English added to it if necessary. The notice shall include an agenda of the meeting.

Any director or supervisor may waive his right to receive notices of board meetings.

Notice of a meeting shall be deemed to have been given to any director or supervisor who is present or in attendance at the meeting without protesting, before or at its commencement, any lack of notice."

32. The original Article 119:

"The board of directors shall keep minutes of its decisions on the matters considered. Directors attending the meeting , the secretary of the board of directors and the person taking the minutes shall sign their names on the minutes of the meeting. Directors shall be responsible for the resolutions of the board of directors. Where a resolution of the board of directors violates laws, administrative regulations or these Articles, thereby causing serious losses to the Company, the directors who took part in such a resolution shall be liable to compensate the Company. However, if a director can prove that he had expressed his opposition to such resolution when it was put to the vote, and such opposition is recorded in the minutes of the meeting , the director may be relieved of such liability."

shall be renumbered as Article 123, and amended as follows:

"The board of directors shall keep minutes of its decisions on the matters considered. Directors attending the meeting , the secretary of the board of directors and the person taking the minutes shall sign their names on the minutes of the meeting. Directors shall be responsible for the resolutions of the board of directors. Where a resolution of the board of directors violates laws, administrative regulations or these Articles, thereby causing serious losses to the Company, the directors who took part in such a resolution shall be liable to compensate the Company. However, if a director can prove that he had

expressed his opposition to such resolution when it was put to the vote, and such opposition is recorded in the minutes of the meeting , the director may be relieved of such liability. Minutes of the meeting of the board of directors shall be filed by the Company for retention for a period of not less than 10 years."

33. The original Article 119A:

"There shall be three special committees established under the board of directors, namely a strategy and investment committee (戰略和投資委員會), an audit and finance committee (審計和財務委員會) and a human resources and corporate governance committee (人力資源和公司治理委員會)."

shall be renumbered as Article 125, and amended as follows:

"There shall be three special committees established under the board of directors, namely a strategy and investment committee (戰略和投資委員會), an audit and finance committee (審計和財務委員會) and a corporate governance and remuneration committee (公司治理與薪酬委員會) and each shall be referred to as a "committee"."

34. The original Article 128:

"The supervisory committee shall consist of 8 supervisors, 1 of whom shall be the chairman of the committee.

The term of office for a supervisor is three (3) years and the supervisor is eligible for re-election.

The election or removal of the chairman of the supervisory committee shall be decided by an affirmative vote of two-thirds or more of the supervisors."

shall be renumbered as Article 133, and amended as follows:

"The supervisory committee shall consist of 7 supervisors, 1 of whom shall be the chairman of the committee. The supervisory committee shall comprise representatives of shareholders and representatives of the employees of the Company at an appropriate ratio, in particular, the number of representatives of the employees shall not be less than one-third of the members of the supervisory committee. The employees' representatives, who are to serve as members of the board of supervisors, shall be democratically elected by the employees of the Company through the meeting of the employees' representatives or employees' meeting, or by any other means.

The term of office for a supervisor is three (3) years and the supervisor is eligible for re-election. If no re-election is timely carried out after the expiry of the term of office of the supervisors, or the number of the members of the supervisory committee is less than the quorum due to the resignation of supervisors from the supervisory committee prior to the expiry of their term of office, the original supervisors shall, before the newly elected supervisors assume their offices, continue to carry out the responsibilities of supervisors according to laws, administrative regulations as well as these Articles.

The election or removal of the chairman of the supervisory committee shall be decided by an affirmative vote of two-thirds or more of the supervisors.

Where the chairman of the supervisory committee is unable to perform his duties, half or more of the members of the supervisory committee shall together nominate a supervisor who shall convene and chair the meetings of the supervisory committee."

35. The original Article 129:

"The members of the supervisory committee shall consist of 5 representatives of shareholders and 3 representatives of staff and workers. The election and removal of the representatives of shareholders shall be decided by shareholders in general meeting; the representatives of staff and workers shall be elected and removed by staff and workers of the Company in a democratic way."

shall be renumbered as Article 134, and amended as follows:

"The members of the supervisory committee shall consist of 4 representatives of shareholders and 3 representatives of staff and workers. The election and removal of the representatives of shareholders shall be decided by shareholders in general meeting; the representatives of staff and workers shall be elected and removed by staff and workers of the Company in a democratic way."

36. The original Article 131:

"Meetings of the supervisory committee shall be held at least once a year. They shall be convened by the chairman of the supervisory committee."

shall be renumbered as Article 136, and amended as follows:

"Meetings of the supervisory committee shall be held at least once every six months. They shall be convened by the chairman of the supervisory committee. The supervisors may propose to convene temporary meetings of the supervisory committee."

37. The original Article 132:

"The supervisory committee shall be accountable to the shareholders' general meeting and shall exercise the following functions and powers according to law:

(1) to examine the financial affairs and business operations of the Company, and where necessary, to demand the directors or the senior management officers concerned to report on the affairs of the Company;

(2) to supervise the Company's directors, president and other senior management officers to see whether they violate any laws, administrative regulations, these Articles or the resolutions of the shareholders' general meeting, in performing their functions and duties;

(3) if an act of the Company's directors, president and other senior management officers is harmful to the Company's interests, to require them to rectify such act;

(4) to verify accounting reports, business reports, profit distribution plans and other financial information proposed by the board of directors to be tabled at the shareholders' general meeting and, if in doubt, to appoint, in the name of the Company, any registered accountant or practising auditor to assist in reviewing them;

(5) to propose to convene extraordinary general meetings of shareholders;

(6) to represent the Company in negotiations with directors or in initiating legal proceedings against directors;

(7) other functions and powers required by these Articles.

Supervisors may attend meetings of the board of directors."

shall be renumbered as Article 137, and amended as follows:

"The supervisory committee shall be accountable to the shareholders' general meeting and shall exercise the following functions and powers according to law:

(1) to examine the financial affairs and business operations of the Company, and where necessary, to demand the directors or the senior management officers concerned to report on the affairs of the Company;

(2) to supervise the Company's directors, president and other senior management officers in relation to their performance of duties of the Company and to propose removal of a director, president and other senior management officer who has contravened any laws, administrative regulations, these Articles or the resolutions passed at the shareholders' general meeting;

(3) if an act of the Company's directors, president and other senior management officers is harmful to the Company's interests, to require them to rectify such act;

(4) to verify accounting reports, business reports, profit distribution plans and other financial information proposed by the board of directors to be tabled at the shareholders' general meeting and, if in doubt, to appoint, in the name of the Company, any registered accountant or practising auditor to assist in reviewing them; to review periodic reports of the Company prepared by the board of directors and to furnish written review opinions;

(5) to propose to convene extraordinary general meetings of shareholders;

(6) to represent the Company in negotiations with directors or in initiating legal proceedings against directors, president and other senior management officers in accordance with section 152 of the Company Law;

(7) to conduct investigation into any identified irregularities in the Company's operations, and where necessary, to engage accountancy firms, law firms or other professionals to assist in the investigation;

(8) other functions and powers required by laws, administrative regulations or these Articles.

Supervisors may attend meetings of the board of directors, and may raise questions or suggestions on the matters to be decided by the board of directors."

38. Adding the following paragraph as Article 139:

"The supervisory committee shall formulate the Order of Meeting for the Supervisory Committee and clearly define the discussion methods and voting procedures of the supervisory committee to ensure its operational efficiency and making of scientific decisions. The Order of Meeting for the Supervisory Committee, as an addendum to these Articles, shall be drafted by the supervisory committee and approved by the shareholders' general meeting."

39. The original Article 136:

"None of the following persons may serve as a director, supervisor, president or any other senior management officer of the Company:

(1) a person without capacity for civil conduct or with limited capacity for civil conduct;

(2) a person who was punished for the crime of corruption, bribery, expropriation or misappropriation of property or disrupting the social and economic order, and a period of 5 years has not elapsed since the punishment was completed, or who was deprived of his political rights as punishment for a criminal offence, and a period of 5 years has not elapsed since the deprivation ended;

(3) a person, who was a director, factory chief or manager of a company or enterprise which entered into insolvent liquidation due to mismanagement, and was personally liable for that insolvent liquidation and a period of 3 years, counting from the date of completion of the liquidation proceedings in question, has not elapsed;

(4) a person, who was the legal representative of a company or enterprise which has had its business licence revoked for violating the law, and was personally liable for that revocation and a period of 3 years, counting from the date of revocation of the business licence in question, has not elapsed;

(5) a person with comparatively large debts for which he is personally liable and which have fallen due but have not been settled;

(6) a person who has been placed on file for investigation by judicial organs for having violated the criminal law, and such investigation has not been concluded;

(7) a person who is prohibited from acting as a leader of an enterprise by virtue of laws or administrative regulations;

(8) a person which is not a natural person;

(9) a person who was convicted by any relevant regulatory authorities of violation of securities-related regulations, such violation involving acts of a fraudulent or dishonest nature, and a period of 5 years, counting from the date of the conviction in question, has not elapsed."

shall be renumbered as Article 142, and amended as follows:

"None of the following persons may serve as a director, supervisor, president or any other senior management officer of the Company:

(1) a person without capacity for civil conduct or with limited capacity for civil conduct;

(2) a person who was convicted of a crime of corruption, bribery, expropriation or misappropriation of property, or disrupting the social and economic order, and a period of 5 years has not elapsed since the sentence was completed, or who was deprived of his political rights as punishment for a criminal offence, and a period of 5 years has not elapsed since the deprivation ended;

(3) a person, who was a director, factory chief or manager of a company or enterprise which entered into insolvent liquidation due to mismanagement, and was personally liable for that insolvent liquidation and a period of 3 years, counting from the date of completion of the liquidation proceedings in question, has not elapsed;

(4) a person, who was the legal representative of a company or enterprise which has had its business licence revoked or has been ordered to be closed down for violating the law, and was personally liable for that revocation and a period of 3 years, counting from the date of revocation of the business licence in question, has not elapsed;

(5) a person with comparatively large debts for which he is personally liable and which have fallen due but have not been settled;

(6) a person who has been placed on file for investigation by judicial organs for having violated the criminal law, and such investigation has not been concluded;

(7) a person who is prohibited from acting as a leader of an enterprise by virtue of laws or administrative regulations;

(8) a person which is not a natural person;

(9) a person who was convicted by any relevant regulatory authorities of violation of securities-related regulations, such violation involving acts of a fraudulent or dishonest nature, and a period of 5 years, counting from the date of the conviction in question, has not elapsed;

(10) a person who is prohibited by the China Securities Regulatory Commission from accessing to the market and such prohibition is not lifted.

If any election or appointment of directors, supervisors, or engagement of the president or other senior management officers is in violation of this Article, the election, appointment, or engagement shall be invalid. The Company shall dismiss any directors, supervisors, president or other senior management officers in the event that the circumstances specified in the first paragraph of this Article occur during their tenure."

40. Paragraph 2 of the original Article 144:

"A director shall not vote on any contract, transaction or arrangement in which he or any of his associates has a material interest nor shall he be counted in the quorum present at the board meeting."

shall be renumbered as paragraph 2 of the Article 150, and amended as follows:

"A director shall not vote on any contract, transaction or arrangement in which he or any of his associates has a material interest nor shall he be counted in the quorum present at the board meeting. A board meeting in respect of any contract, transaction or arrangement in which a director or any of his associates has any material interest can be convened where not less than half of the disinterested directors of the Company attend the meeting and resolutions in such meeting shall be passed by at least half of the disinterested directors of the Company. If the number of disinterested directors present at a board meeting is less than 3, the matters shall be presented to the shareholders for consideration at shareholders' general meeting."

41. The original Article 162:

"The Company shall implement an internal auditing system. It shall maintain an internal auditing department with internal auditing personnel. Under the supervision of the board of directors, the department shall carry out internal audits of the Company's income and expenditure and other economic activities."

shall be renumbered as Article 168, and amended as follows:

"The Company shall implement an internal auditing system. It shall maintain an internal auditing department with internal auditing personnel. Under the supervision of the audit and finance committee of the board of directors, the department shall carry out internal audits of the Company's income and expenditure and other economic activities. The Company's internal auditing system and the responsibilities of the internal auditing personnel shall be implemented upon approval by the board of directors. The person responsible for auditing shall be accountable to and report the work to the board of directors."

42. The original Article 163:

"The after-tax profits of the Company shall be distributed in the following order:

(1) making up for losses;

(2) allocations to the statutory common reserve;

(3) allocations to the statutory employees' welfare fund;

(4) allocations to the discretionary common reserve upon approval of the shareholders' general meeting;

(5) payment of dividends on ordinary shares.

The board of directors shall decide, in accordance with the relevant laws and administrative regulations (if any) and having regard to the business condition and development needs of the Company, the percentages of distribution for items (2) to (5) above, and propose such percentages for approval by the shareholders' general meeting.

Where profit is available for distribution to shareholders, the Company shall pursue an active profit distribution plan subject to the principle of giving proper regard to both the need to generate reasonable investment returns for shareholders and the need to fulfil reasonable funding requirements of the Company."

shall be renumbered as Article 169, and amended as follows:

"The after-tax profits of the Company shall be distributed in the following order:

(1) making up for losses;

(2) allocation of 10% of the profits to the Company's statutory common reserve;

(3) allocation to the discretionary common reserve upon approval of the shareholders' general meeting;

(4) payment of dividends on ordinary shares.

The board of directors shall decide, in accordance with the relevant laws and administrative regulations (if any) and having regard to the business condition and development needs of the Company, the percentages of distribution for items (2) to (4) above, and propose such percentages for approval by the shareholders' general meeting.

Where profit is available for distribution to shareholders, the Company shall pursue an active profit distribution plan subject to the need to generate reasonable investment returns for shareholders and the need to fulfil reasonable funding requirements of the Company."

43. The original Article 165:

"The Company shall apply their common reserve to making up their losses, increasing their production and business operations, or increasing their capital by means of conversion. The Company shall apply their statutory employees' welfare fund to the collective welfare of its staff and workers."

shall be renumbered as Article 171, and amended as follows:

"The Company shall apply their common reserve to making up their losses, increasing their production and business operations, or increasing their capital by means of conversion. However, the capital common reserve shall not be applied to make up the losses of the Company."

44. The original Article 166:

"The Company shall not distribute dividends before it has made up for losses and made allocations to the statutory common reserve and the statutory employees' welfare fund."

shall be renumbered as Article 172, and amended as follows:

"The Company shall not distribute dividends before it has made up for losses and made allocation to the statutory common reserve."

45. The original Article 184:

"The Company shall be dissolved and liquidated according to law if any of the following circumstances occurs:

(1) the shareholders' meeting resolves to dissolve the Company;

(2) dissolution is necessary as a result of a merger or division of the Company;

(3) the Company is declared bankrupt according to law because it is unable to pay its debts when they fall due;

(4) the Company is lawfully ordered to close down because of violation of laws or administrative regulations."

shall be renumbered as Article 190, and amended as follows:

"The Company shall be dissolved and liquidated according to law if any of the following circumstances occurs:

(1) the shareholders' meeting resolves to dissolve the Company;

(2) dissolution is necessary as a result of a merger or division of the Company;

(3) the Company is declared bankrupt according to law because it is unable to pay its debts when they fall due;

(4) the Company has its business license revoked, is lawfully ordered to be closed down or to be dissolved because of violation of laws or administrative regulations;

(5) the Company experiences serious difficulties in respect of its operation and management so that if it continues to exist, the interests of the shareholders will be substantially prejudiced and the difficulties cannot be solved by any other means, the shareholders holding more than 10% of all the voting rights may petition to the People's Court to dissolve the Company."

46. Paragraph 1 of the original Article 185:

"Where the Company is to be dissolved pursuant to paragraph (1) of the preceding Article, it shall establish a liquidation committee within 15 days. The composition of such liquidation committee shall be determined by the shareholders' general meeting by way of an ordinary resolution. If no liquidation committee is established and liquidation is not carried out within the time limit, creditors may request the People's Court to designate relevant persons to form a liquidation committee and carry out liquidation."

shall be renumbered as paragraph 1 of the Article 191, and amended as follows:

"Where the Company is to be dissolved pursuant to paragraphs (1) or (5) of the preceding Article, it shall establish a liquidation committee within 15 days. The composition of such liquidation committee shall be determined by the shareholders' general meeting by way of an ordinary resolution. If no liquidation committee is established and liquidation is not carried out within the time limit, creditors may request the People's Court to designate relevant persons to form a liquidation committee and carry out liquidation."

47. Paragraph 2 of the original Articles 189:

"If the Company's property is sufficient to pay its debts in full, such property shall be applied to payment of the liquidation expenses, the wages and labour insurance premium of staff and workers and the outstanding taxes, and to full payment of the debts of the Company, respectively."

shall be renumbered as paragraph 2 of Article 195, and amended as follows:

"If the Company's property is sufficient to pay its debts in full, such property shall be applied to payment of the liquidation expenses, the wages, labour insurance premium and statutory compensation and the outstanding taxes, and to full payment of the debts of the Company, respectively."

48. Consequential amendments shall be made to the numbering of other chapters, articles and paragraphs and the references in the text to chapters, articles and paragraphs in these Articles.

49. The references to "the Company's Articles (公司章程 or《公司章程》) ", in the text of these Articles shall be replaced by references to "these Articles (本章程) ".

The proposed amendments to the Order of Meeting for Shareholders' General Meeting is prepared in the Chinese language and the English version set out below is therefore a translation only. Should there be any inconsistencies, the Chinese version shall prevail.

1. The original article 1:

"This Order of Meeting has been formulated in accordance with laws, regulations and rules governing overseas and domestically listed companies including the Company Law of the People's Republic of China (the "Company Law"), Mandatory Provisions for Articles of Association of Companies to be Listed Overseas, Guidelines for Articles of Association of Listed Companies, Corporate Governance Standards for Listed Companies and Standard Opinions Concerning Shareholders' General Meetings of Listed Companies" as well as the Articles of Association of Tsingtao Brewery Company Limited (the "Articles") to protect the lawful interests of Tsingtao Brewery Company Limited (the "Company") and its shareholders, define the functions and scope of authority of the shareholders' general meeting and ensure the discharge of duties and powers by the shareholders' general meeting in a standardised, efficient, consistent and lawful manner."

shall be amended as follows:

"This Order of Meeting has been formulated in accordance with laws, regulations and rules governing overseas and domestically listed companies including the Company Law of the People's Republic of China (the "Company Law"), Mandatory Provisions for Articles of Association of Companies to be Listed Overseas, Guidelines for Articles of Association of Listed Companies, Corporate Governance Standards for Listed Companies and Rules Concerning Shareholders' General Meetings of Listed Companies as well as the Articles of Association of Tsingtao Brewery Company Limited (the "Articles") to protect the lawful interests of Tsingtao Brewery Company Limited (the "Company") and its shareholders, define the functions and scope of authority of the shareholders' general meeting and ensure the discharge of duties and powers by the shareholders' general meeting in a standardised, efficient, consistent and lawful manner."

2. The original article 2:

"This Order of Meeting shall be applicable to the Company's shareholders' general meetings and shall be binding on the Company, all shareholders, their proxies, directors, supervisors, the president, vice presidents, the chief accountant, the board secretary of the Company and other relevant staff in attendance at shareholders' general meetings."

shall be amended as follows:

"This Order of Meeting shall be applicable to the Company's shareholders' general meetings and shall be binding on the Company, all shareholders, their proxies, directors, supervisors, the president and other senior management officers and other relevant staff in attendance at shareholders' general meetings."

3. The original article 3:

"The board of directors of the Company shall strictly comply with all provisions of the Company Law and other laws and regulations relating to the convening of shareholders' general meetings, and shall organise shareholders' general meetings in a diligent and timely manner. All directors of the Company shall bear a fiduciary obligation in respect of the normal convening of shareholders' general meetings and no directors shall obstruct the lawful discharge of duties by the shareholders' general meeting."

shall be amended as follows:

"The board of directors of the Company shall strictly comply with all provisions of the Company Law and other laws and regulations relating to the convening of shareholders' general meetings, and shall organise shareholders' general meetings in a diligent and timely manner. All directors of the Company shall be diligent and do their best in ensuring the normal convening of shareholders' general meetings and the lawful discharge of duties by the shareholders' general meeting."

4. The original articles 6-10 and Chapter 2 shall be deleted:

"Article 6 The principle of thriftiness and economy shall be observed in convening shareholders' general meetings and no additional benefits shall be granted to shareholders or their proxies attending meetings.

Article 7 The shareholders' general meeting shall be the institution of authority of the Company and shall exercise lawful duties prescribed in the Articles. The shareholders' general meeting shall discharge its duties and powers within the scope prescribed by the Company Law and the Articles without interfering with shareholders' disposal of their own rights.

Article 8 Matters required by the law, administrative regulations, departmental rules of competent authorities and the Articles to be determined by the shareholders' general meeting must be submitted to the shareholders' general meeting for review in order to protect shareholders' right of decision in respect of such matters.

Article 9 Subject to compliance with relevant laws, administrative regulations and departmental rules, listing rules of overseas and domestic stock exchanges and the Articles, the shareholders' general meeting may delegate to the board of directors, in a defined manner and with limitations, its authority to determine investment plans, handling of assets and external guarantees.

Article 10 Where necessary and reasonable, the shareholders' general meeting may authorise the board of directors, the directors, the president or the board secretary to determine, within the scope of authorisation delegated by the shareholders' general meeting, such specific matters that are related to the subject of resolution but are for the time being incapable of being or not required to be determined at the shareholders' general meeting."

5. The heading of Section 1 under Chapter 3 of the Order of Meeting for Shareholders' General Meeting, namely "Proposition, Solicitation and Review of Resolutions", shall be amended to become the heading of Chapter 2, namely "Proposition, Solicitation and Review of Proposed Resolutions".

6. The original article 12 shall be deleted:

"In the event that shareholders alone or jointly holding 5% or more of the total number of voting shares of the Company propose resolutions on a provisional basis at an annual general meeting, the board of directors shall examine such proposed resolutions on the basis of the following principles:

(1) Relevance. The board of directors shall examine the form of the proposed resolution, that is to say the proposed resolution should be submitted or delivered to the board of directors or the chairman of the meeting in writing, and that the substance of the proposed resolution shall be in compliance with provisions of the law, administrative regulations and the Articles, within the scope of business of the Company and the scope of duty of the shareholders' general meeting and carrying a defined subject and a specific matter for determination. Any proposal fulfilling the aforesaid requirements shall be submitted to the annual general meeting for discussion. In the event that the board of directors resolves not to present a resolution proposed by shareholders for voting at the annual general meeting, explanations shall be given at the same annual general meeting.

(2) Procedural compliance. The board of directors may determine in respect of procedural issues involved in the proposed resolution. The consent of the original proposing shareholder(s) shall be required should it be determined that the proposed resolution(s) shall be split or consolidated before being put to a vote. In case the original proposing shareholder(s) does/do not agree to the change, the chairman of the meeting may submit the procedural issue to the annual general meeting for its determination and conduct discussion according to the procedures determined by the annual general meeting."

7. The following shall be added as article 7:

"The content of resolutions to be passed at the shareholders' general meeting shall be within the scope of authority of the shareholders' general meeting, carry a defined subject and a specific matter for determination, and comply with relevant provisions of the law, administrative regulations and the Company's Articles."

8. The heading of Section 2 under Chapter 3 of the Order of Meeting for Shareholders' General Meeting shall be amended to become the heading of Chapter 3.

9. The original article 15:

"The notice of a shareholders' general meeting shall be issued by the convenor of meeting. The Convenor includes the board of directors and shareholders alone or jointly holding 10% or more of the total number of voting shares of the Company."

shall be re-numbered as article 10 and amended as follows:

"The notice of a shareholders' general meeting shall be issued by the convenor of meeting. The Convenor includes the board of directors, the supervisory committee and shareholders alone or jointly holding 10% or more of the total number of voting shares of the Company."

10. The original article 18 shall be deleted:

"The board of directors shall give notice of a shareholders' general meeting within 15 days after receiving from the supervisory committee a compliant written proposal for convening a shareholders' general meeting."

11. The original article 20:

"In the event that the board of directors fails to give the notice convening the meeting within 30 days after receiving from shareholders alone or jointly holding 10% or more of the total number of voting shares of the Company a written request for convening a shareholders' general meeting, the proposing shareholders may themselves convene an extraordinary general meeting within four months after such request has been received by the board of directors. In the event that the proposing shareholders have determined to convene the meeting themselves, they shall give a written notice to the board of directors and file a report to the local agency of the state securities regulatory authorities

where the Company is operating and the stock exchange(s). Notice of the extraordinary general meeting shall thereafter be served, which in addition to general requirements for notices of meetings shall further comply with the following:

(1) No additions may be made to the proposed resolution unless the proposing shareholders furnish anew to the board of directors their request to convene a shareholders' general meeting;

(2) The venue of the meeting shall be at such place where the Company is located."

shall be re-numbered as article 14 and amended as follows:

"In the event that the board of directors fails to give the notice convening the meeting within 30 days after receiving from shareholders alone or jointly holding 10% or more of the total number of voting shares of the Company or the supervisory committee a written request for convening a shareholders' general meeting, the proposing shareholders or supervisory committee may themselves convene an extraordinary general meeting within four months after such request has been received by the board of directors."

12. The original articles 21 and 22 shall be deleted:

"Article 21 The board of directors shall not propose any new resolutions not set out in the notice of the shareholders' general meeting after such notice has been given. Any amendments to the original proposed resolution shall be announced 15 days prior to the convening of the shareholders' general meeting. Otherwise the date of the meeting shall be postponed to a date where there is at least 15 days interval.

Article 22 Provisional resolutions proposed by shareholders alone or jointly holding 5% or more of the total number of voting shares of the Company or the supervisory committee, which relate to the following new matters not set out in the notice of shareholders' general meeting given by the board of directors, shall be submitted to the board of directors 10 days prior to the convening of the shareholders' general meeting and announced by the board of directors after due examination:

(1) increase or reduction of the Company's share capital;

(2) issuance of Company bonds;

(3) division, merger, dissolution and liquidation of the Company;

(4) amendment of the Articles;

(5) profit distribution proposals and proposals for making up losses;

(6) election, dismissal or replacement of directors or supervisors who are shareholders' representative;

(7) variation of the use of proceeds from share issue;

(8) connected transactions requiring review by the shareholders' general meeting;

(9) acquisition or disposal of assets requiring review by the shareholders' general meeting;

(10) replacement of the accountants' firm.

New distribution proposals made by the single largest shareholder shall be submitted to the board of directors 10 days prior to the convening of the annual general meeting and announced by the board of directors.

Save as above, parties proposing a resolution may either submit the proposed resolution to the board of directors in advance for announcement by the board of directors, or present the same directly at the annual general meeting."

13. The following shall be added as article 15:

"In the absence of a proper reason, proposed resolutions listed in a notice of shareholders' general meeting shall not be cancelled after such notice has been given. In the event of a cancellation, the convenor shall issue a public notice and state the reason at least 2 working days before the original date for convening the shareholders' general meeting."

14. The original article 24:

"The shareholders' general meeting shall not be advanced to an earlier date or postponed without good reasons after the convenor has published the notice for convening the shareholders' general meeting. If for compelling reasons the shareholders' general meeting has to be postponed, the convenor shall publish the notice of postponement at least five trading days before the original date for convening the shareholders' general meeting, stating in such notice the reasons for postponement and the postponed date for the meeting."

shall be re-numbered as article 17 and amended as follows:

"In the absence of a proper reason, a shareholders' general meeting shall not be postponed or cancelled after the convenor has published the notice for convening the shareholders' general meeting. In the event of a postponement or a cancellation, the convenor shall issue a public notice and state the reason at least 2 working days before the original date for convening the shareholders' general meeting."

15. The original article 25:

"Notwithstanding any postponement of a shareholders' general meeting by the Company, the registration date for shareholding entitlements set out in the original notice for the purpose of determining shareholders' right to attend the shareholders' general meeting shall not be varied."

shall be re-numbered as article 18 and amended as follows:

"The registration date for shareholding entitlements shall not be varied once it has been confirmed."

16. The heading of Section 3 under Chapter 3 of the Order of Meeting for Shareholders' General Meeting shall be amended to become the heading of Chapter 4.

17. The original article 26:

"A shareholder may attend the shareholders' general meeting in person or appoint a proxy to attend and vote at the meeting on his/her behalf. The directors, supervisors, board secretary and appointed PRC lawyers shall attend the meeting. The president, vice presidents, chief accountant and staff invited by the board of directors may also attend the meeting.

The Company shall have the authority to reject admission of any persons other than those mentioned above to assure that the shareholders' general meeting be conducted in solemnity and good order."

shall be re-numbered as article 19 and amended as follows:

"A shareholder may attend the shareholders' general meeting in person or appoint a proxy to attend and vote at the meeting on his/her behalf."

18. The original article 27:

"The Company shall be responsible for preparing a register of attendance for the shareholders' general meeting, on which all attendees shall sign."

shall be re-numbered as article 20 and amended as follows:

"The Company shall be responsible for preparing a register of persons attending the shareholders general meeting at the venue, which shall record matters such as the name of persons participating at the meeting venue (or the names of their entities), their identity card numbers, their residential addresses, the number of voting shares that they hold or represent, and the names of the persons (or the names of the entities) represented. Shareholders or proxies participating at the meeting venue shall sign the register of the meeting."

19. Paragraph (5) under the first paragraph of the original article 28 shall be deleted:

"(5) Whether the shareholder is entitled to vote in respect of any provisional resolutions that might be included in the annual general meeting agenda and instructions for voting in case he/she is entitled to vote;"

20. The heading of Section 4 under Chapter 3 of the Order of Meeting for Shareholders' General Meeting shall be amended to become the heading of Chapter 5.

21. The original article 33 shall be deleted:

"In respect of extraordinary general meetings convened by shareholders alone or jointly holding 10% or more of the total number of voting shares of the Company, the board of directors and board secretary shall perform their duties diligently. The directors and supervisors attending such meetings and the presence of the board secretary shall be mandatory to ensure the normal order of the meeting."

22. The first paragraph of the original article 34 of:

"After declaring the meeting open, the chairman of the meeting shall forthwith announce the number of shareholders present and that the number of shares represented by the presence fulfils the statutory requirements. Then he shall announce the agenda set out in the notice and enquire if there is any objection among the attendees to the sequence of voting in respect of the resolutions. In case of an annual general meeting, the chairman of the meeting shall also enquire whether the supervisory committee and shareholders alone or jointly holding 5% or more of the total number of voting shares of the Company wish to propose new resolutions. If new resolutions are proposed by the shareholders, the chairman of the meeting shall determine whether to adopt such resolution pursuant to Article 12 of this Order of Meeting."

shall be re-numbered as the first paragraph of article 26 and amended as follows:

"After declaring the meeting open, the chairman of the meeting shall forthwith announce the number of shareholders present and that the number of shares represented by the presence fulfils the statutory requirements. Then he shall announce the agenda set out in the notice and enquire if there is any objection among the attendees to the sequence of voting in respect of the resolutions. In case of an annual general meeting, the chairman of the meeting shall also enquire whether the supervisory committee and shareholders alone or jointly holding 5% or more of the total number of voting shares of the Company wish to propose new resolutions. If new resolutions are proposed, the chairman of the meeting shall determine whether to adopt such resolution pursuant to article 7 of this Order of Meeting."

23. The following shall be added as articles 28 and 29:

"article 28 In an annual general meeting, the board of directors and the supervisory committee shall report their work in the preceding year to the general meeting, and each independent director shall also give a report of work done.

article 29 The Company's board of directors shall elucidate to a shareholders' general meeting non-standard auditing opinions from the registered accountants in respect of the Company's financial statements."

24. The original article 38:

"Shareholders may raise queries to the Company at the shareholders' general meeting, to which the chairman of the meeting shall direct the directors or supervisors to respond, save as in relation to commercial secrets of the Company that cannot be disclosed at the shareholders' general meeting."

shall be re-numbered as article 32 and amended as follows:

"Save as in relation to commercial secrets of the Company that cannot be disclosed at the shareholders' general meeting, the directors, the supervisors and the president and other senior management officers shall give explanation and elucidation in respect of queries and recommendations from shareholders in a shareholders' general meeting."

25. The heading of Section 5 under Chapter 3 of the Order of Meeting for Shareholders' General Meeting shall be amended to become the heading of Chapter 6.

26. The original articles 39 and 40 shall be deleted:

"Article 39 The shareholders' general meeting shall vote in respect of specific resolutions.

Article 40 The extraordinary general meeting shall not vote in respect of matters not set out in the notice of shareholders' general meeting. The extraordinary general meeting shall not vary the contents of proposed resolutions set out in the notice in relation to the following matters when reviewing such resolutions:

(1) increase or reduction of the Company's share capital;

(2) issuance of Company bonds;

(3) division, merger, dissolution and liquidation of the Company;

(4) amendment of the Articles;

(5) profit distribution proposals and proposals for making up losses;

(6) election, dismissal or replacement of directors or supervisors who are shareholders' representatives;

(7) variation of the use of proceeds from share issue;

(8) connected transactions requiring review by the shareholders' general meeting;

(9) acquisition or disposal of assets requiring review by the shareholders' general meeting;

(10) replacement of the accountants' firm.

Any variation to the contents of proposed resolutions in relation to the above shall be treated as a new proposed resolution, in respect of which no voting shall be conducted at such shareholders' general meeting.

Each and every resolution included in the agenda shall be put to voting and shall not for any reason be shelved or refrained from voting in the shareholders' general meeting. If at the annual general meeting different resolutions have been proposed in respect of the same matter, voting in

respect of the different resolutions shall be conducted in order of the timing of proposal, so that a resolution can be made in respect of the matter."

27. The following shall be added as articles 33-37:

"article 33 The chairman of the meeting shall announce the number of shareholders and proxies attending the venue of the meeting and the total number of voting shares that they hold before a vote. The number of shareholders and proxies attending the venue of the meeting and the total number of voting shares that they hold shall be determined by the register of the meeting.

article 34 The shareholders' general meeting shall vote in respect of specific resolutions.

article 35 The shareholders' general meeting shall vote in respect of all proposed resolutions one by one. Except when the shareholders' general meeting is stopped or cannot vote because of special reasons such as force majeure, the shareholders' general meeting shall not shelf or refrain from voting on a proposed resolution. If at the annual general meeting different resolutions have been proposed in respect of the same matter, voting in respect of the different resolutions shall be conducted in order of the timing of proposal, so that a resolution can be made in respect of the matter.

article 36 A shareholders' general meeting shall not amend a proposed resolution when reviewing it, otherwise, the variation shall be treated as a new proposed resolution and shall not be voted on in that shareholders' general meeting.

article 37 Voting powers may be exercised in any one of the following matters: voting at the venue, voting through the internet and voting by other means. For repeated votes , the result of the first vote shall be taken."

28. The original article 46:

"At least one supervisor and two shareholders shall be nominated by attending shareholders as counting officers prior to the voting. Votes shall be counted on site and the counting officer shall sign against the voting statistics.

In the case of an equality of votes, the chairman of the meeting shall be entitled to one additional vote."

shall be re-numbered as article 43 and amended as follows:

"Two shareholders shall be nominated by attending shareholders to participate in the counting of votes and the supervision of the voting. If the matter under review is connected with a shareholder, the relevant shareholder and proxy shall not participate in the counting of votes and the supervision of the voting.

When a shareholders' general meeting votes on a proposed resolution, a lawyer and shareholders' representatives shall jointly be responsible for counting the votes and supervising the voting, and shall announce the result of the vote at the scene. The result of the vote shall be recorded in the meeting's minutes.

The Company's shareholders or its proxies who voted through the internet or by other means (if any) shall be entitled to verify the result of their own vote through a corresponding voting system.

In the case of an equality of votes, the chairman of the meeting shall be entitled to one additional vote."

29. The original article 47:

"The chairman of the meeting shall be responsible for determining whether a resolution of the shareholders' general meeting has been carried based on the counting result submitted by the counting officer. His decision shall be final and shall be announced at the meeting and recorded in the minutes.

Minutes of meeting shall be kept in respect of the shareholders' general meeting and signed against by attending directors and the note-taker. If no director is present at the meeting, the shareholder or his proxy presiding over the meeting together with the note-taker shall sign against the minutes of meeting."

shall be re-numbered as article 44 and amended as follows:

"The ending time at the venue of a shareholders' general meeting shall not be earlier than that through the internet or by other means. The chairman of the meeting shall be responsible for determining whether a resolution of the shareholders' general meeting has been carried, and shall announce at the venue of the meeting the circumstances and result of the vote in respect of each proposed resolution. His decision shall be final and shall be announced at the meeting and recorded in the minutes."

30. The following shall be added as articles 45 and 46:

"article 45 There shall be minutes for a shareholders' general meeting. The board secretary shall be responsible for the minutes, which shall record the following contents:

(1) The time and venue for convening the meeting, the agenda and the convenor's name;

(2) The names of the convenor of the meeting, the directors, the supervisors, the board secretary and other senior management officers present or in attendance;

(3) The number of shareholders and proxies attending the meeting, the total voting shares held and the proportion of the Company's total number of shares that they account for;

(4) The reviewing process of, the gist of speeches in relation to, and the voting result of, each proposed resolution;

(5) Queries, opinions and recommendations from shareholders and the corresponding replies or elucidation;

(6) The names of the lawyer and persons who count the votes and supervise the voting;

(7) Other contents required by the Company's Articles to be recorded in the minutes.

article 46 The convenor shall ensure that the contents of the minutes of the shareholders' general meeting are true, accurate and complete. Directors, supervisors, board secretary, the convenor or his/her representative and the meeting's moderator who attended the meeting shall sign the minutes. The minutes shall be retained together with the register of the meeting for shareholders attending at the venue, proxy forms for attending proxies, and information on the validity of votes through the internet and by other means, for not less than 10 years."

31. The original article 48:

"The board of directors of the Company shall, in accordance with the law, engage a PRC lawyer to attend the shareholders' general meeting and to furnish opinion on whether the convening, holding and voting procedures of the shareholders' general meeting have been legal and valid, which opinion shall be announced together with the resolutions of the shareholders' general meeting.

For an extraordinary general meeting presided over by the shareholder proposing the meeting, such shareholder shall, in accordance with the law, engage a lawyer to furnish a witnessing legal opinion in accordance with the aforesaid requirements. The procedure of holding the meeting shall also comply with relevant regulations and the requirements of this Order of Meeting."

shall be re-numbered as article 47 and amended as follows:

"When convening a shareholders' general meeting, the board of directors of the Company shall, in accordance with the law, engage a PRC lawyer to attend the shareholders' general meeting and to furnish opinion on the following issues, which opinion shall be announced together with the resolutions of the shareholders' general meeting:

(1) Whether the convening and the procedures for holding the shareholders' general meeting comply with provisions of the law, administrative regulations and the Company's Articles;

(2) Whether the qualifications of persons attending the meeting and the convenor have been legal and valid;

(3) Whether the voting procedures and the voting results of the meeting have been legal and valid;

(4) Legal opinion on other relevant issues furnished according to the Company's request."

32. The heading of Section 6 under Chapter 3 of the Order of Meeting for Shareholders' General Meeting shall be amended to become the heading of Chapter 7.

33. The original article 51:

"In the event that the shareholders' general meeting is adjourned for more than one working day because of force majeure or other exceptional reasons so that it cannot be convened as normal or no resolutions can be made, the board of directors of the Company shall give an account of the reasons to the stock exchange(s) and make an announcement thereof. The board of directors of the Company shall be obliged to adopt necessary measures to resume the shareholders' general meeting as soon as practicable."

shall be re-numbered as article 50 and amended as follows:

"The convenor shall ensure that the shareholders' general meeting be held without interruption until final resolutions have been reached. In the event that the shareholders' general meeting is stopped or cannot vote because of special reasons such as force majeure, necessary measures shall be adopted to resume the shareholders' general meeting as soon as practicable, or to directly end that shareholders' general meeting and make an announcement in due course. At the same time, the convenor shall report to the local agency of the China Securities Regulatory Commission where the Company is situated and the stock exchange(s)."

34. The heading of Section 7 under Chapter 3 of the Order of Meeting for Shareholders' General Meeting shall be amended to become the heading of Chapter 8.

35. The original article 53:

"Written documents such as the register of attendance, proxy forms, voting statistics, minutes of meeting, legal opinion witnessed by lawyers and resolution announcements, etc shall be kept by the board secretary."

shall be re-numbered as article 52 and amended as follows:

"Written documents such as the register of persons attending the meeting, proxy forms, voting statistics, minutes of meeting, legal opinion witnessed by lawyers and resolution announcements, etc shall be kept by the board secretary."

36. The following shall be added as article 53:

"When a shareholders' general meeting has passed resolutions for electing directors and supervisors, the newly elected directors and supervisors shall assume the offices forthwith after the end of the shareholders' general meeting or according to the time stated in the resolutions of the shareholders' general meeting."

37. Consequential amendments shall be made to the numbering of other chapters, articles and paragraphs and the references in the text to chapters, articles and paragraphs in the Order of Meeting for Shareholders' General Meeting.

38. The references to "the Articles（本章程）" and "the Company's Articles（公司章程）" in the Order of Meeting for Shareholders' General Meeting shall be replaced by references to "the Company's Articles（《公司章程》）".

The proposed amendments to the Order of Meeting for the Board of Directors is prepared in the Chinese language and the English version set out below is therefore a translation only. Should there be any inconsistencies, the Chinese version shall prevail.

1. The original article 2:

"The board of directors shall be accountable to the shareholders' general meeting and shall perform the following duties:

(1) to consider and prepare the directors' report to be submitted for discussion and approval at the shareholders' general meeting;

(2) to consider and formulate the Company's annual financial budget and final accounts, profit distribution proposals and proposals for making up losses;

(3) to consider and formulate proposals for the increase or reduction of the registered capital of the Company;

(4) to consider and formulate proposals for the issuance of Company bonds;

(5) to consider and formulate proposals for the division, merger, dissolution and liquidation of the Company;

(6) to consider and formulate proposals for any amendment of the Articles;

(7) to formulate proposals for significant acquisitions or disposals by the Company;

(8) to exercise the Company's powers to raise funds and borrow loans and to determine the Company's external guarantee (including the pledge of assets) within the scope authorised by the shareholders' general meeting and to delegate the exercising of such power to the president within a specific scope, subject to compliance with relevant laws, regulations, the Articles and relevant rules;

(9) to appoint or remove the Company's president or the board secretary and to appoint or remove senior management officers, such as the vice president, financial officer(s) and chief engineer, etc., as proposed by the president;

(10) to be informed of professional opinions furnished by the human resources and corporate governance committee, audit and finance committee and strategy and investment committee, to consider and determine policies and proposals to be furnished by special committees, including remuneration proposals for the senior management officers and payment methods;

(11) to discuss and determine the establishment of the Company's internal control organisation;

(12) to consider and formulate the Company's fundamental management system;

(13) to approve any investment project involving a monetary amount of RMB10 million or above;

(14) to consider connected transactions that require the approval of the board of directors (in accordance with listing rules of domestic and overseas stock exchanges, as amended from time to time);

(15) to perform other duties authorised by the shareholders' general meeting and the Articles;

(16) to determine other significant business and administrative matters that are not required by the Articles or relevant regulations to be determined by the shareholders' general meeting."

shall be amended as follows:

"The board of directors shall be accountable to the shareholders' general meeting and shall perform the following duties:

(1) to be responsible for convening shareholders' general meetings, and to report its work to shareholders' general meetings;

(2) to implement resolutions of shareholders' general meetings;

(3) to formulate the Company's annual financial budget and final accounts;

(4) to formulate the Company's profit distribution proposals and proposals for making up losses;

(5) to formulate proposals for the increase or reduction of the registered capital of the Company;

(6) to formulate proposals for the issuance of bonds or other securities and the listing and repurchase of the Company's shares;

(7) to formulate proposals for the merger, division, change of form, dissolution and liquidation of the Company;

(8) to formulate proposals for any amendment of the Company's Articles;

(9) within the scope of authorisation from shareholders' general meetings, to decide on matters such as external investment, acquisition or disposal of assets, pledging of assets, giving of guarantees provided by the Company to a third party, appointment of asset managers and connected transactions;

(10) to appoint or remove the Company's president or the board secretary and to appoint or remove senior management officers, such as the vice president, financial officer(s) and chief brewer, etc., as proposed by the president;

(11) to be informed of professional opinions furnished by the corporate governance and remuneration committee, audit and finance committee and strategy and investment committee, to determine policies and proposals to be furnished by special committees, including remuneration proposals for the senior management officers and payment methods;

(12) to determine the establishment of the Company's internal control organisation;

(13) to formulate the Company's fundamental management system;

(14) to propose to the shareholders' general meeting the appointment or change of the firm of accountants for auditing the Company;

(15) except where laws and regulations, the securities exchange on which the shares are listed, the Company's Articles or this Order of Meeting provide otherwise, to approve projects of external investments, acquisitions, disposals or leases of assets by the Company and controlling subsidiaries that are related to the main business, involve a monetary amount of RMB10 million or above, and are below 50% of the Company's most recent audited net asset value;

(16) to approve the writing off of asset losses of the Company (including controlling subsidiaries);

(17) to consider connected transactions that require the approval of the board of directors (in accordance with listing rules of domestic and overseas stock exchanges, as amended from time to time);

(18) to perform other duties authorised by the shareholders' general meeting and the Company's Articles;

(19) to determine other significant business and administrative matters that are not required by the Company's Articles or relevant regulations to be determined by the shareholders' general meeting.

Except where the law, the Company's Articles or this Order of Meeting provide otherwise, matters below the limits stipulated in item (15) above may be delegated to the Company's management for handling."

2. The following shall be added as article 3:

"external investments by the Company of a monetary amount that reaches 50% of the Company's most recent audited net asset value shall be proposed to the shareholders' general meeting for approval.

To increase the efficiency of decision-making, for guarantees to be provided by the Company in relation to controlling subsidiaries' bank loans and notes, more than two-third of all members of the board of directors may approve an annual maximum amount of guarantees and, within this range of amount, authorise the Company's president and chief accountant to sign and approve each guarantee. Guarantees provided by the Company to a third party shall be approved by more than two-third of all members of the board of directors. Guarantees provided by the Company to a third party referred to in Article 58 of the Company's Articles shall in addition be proposed to the shareholders' general meeting for approval.

Except where the Company's Articles and this Order of Meeting provide otherwise, the board of directors shall approve transactions that shall be promptly disclosed as referred to in the law, administrative regulations, departmental rules and listing rules of the place of listing but need not be approved by the shareholders' general meeting (including but not limited to acquisition or disposal of assets, pledging of assets, appointment of asset managers, connected transactions, etc.). Transactions that need not be promptly disclosed may be delegated to the Company's management for approval."

3. The second paragraph of the original article 5:

"Where a provisional resolution is proposed at the annual general meeting by shareholders (alone or jointly) holding more than 5% of the total number of voting shares in the Company, the board of directors shall review such resolution based on the relevance test set out in the Order of Meeting for Shareholders' General Meetings before determining whether the same should be submitted to the annual general meeting for review."

shall be re-numbered as the second paragraph of Article 6 and amended as follows:

"Where a provisional resolution is proposed at the annual general meeting by shareholders (alone or jointly) holding more than 5% of the total number of voting shares in the Company, the board of directors shall review such resolution based on the Order of Meeting for Shareholders' General Meetings before determining whether the same should be submitted to the annual general meeting for review."

4. The references to "strategy and（和）investment committee（戰略和投資委員會）", "audit and（和）finance committee（審計和財務委員會）" and "human resources and corporate governance committee（人力資源和公司治理委員會）" in the Order of Meeting for the Board of Directors shall be replaced by references to "strategy and（與）investment committee（戰略與投資委員會）", "audit and（與）finance committee（審計與財務委員會）" and "corporate governance and remuneration committee（公司治理與薪酬委員會）" respectively.

5. The original article 15:

"Board meetings may be classified according to the regularity of meetings into those convened on a regular basis ("Regular Board Meetings") and those convened on extraordinary basis. Regular Board Meetings shall in principle be convened six times annually. The chairman of the board shall sign and issue within seven working days a notice convening an extraordinary board meeting:

(1) when deemed necessary by the chairman of the board;

(2) upon joint proposal by more than one third of the directors;

(3) upon joint proposal by more than one half of the independent directors;

(4) upon proposal by the supervisory committee;

(5) upon proposal by the president."

shall be re-numbered as article 16 and amended as follows:

"Board meetings may be classified according to the regularity of meetings into those convened on a regular basis ("Regular Meetings") and those convened on extraordinary basis. Regular Meetings shall in principle be convened six times annually.

The chairman of the board shall sign and issue within seven working days a notice convening an extraordinary board meeting:

(1) upon proposal by shareholders representing more than one tenth of voting power;

(2) when deemed necessary by the chairman of the board;

(3) upon joint proposal by more than one third of the directors;

(4) upon joint proposal by more than one half of the independent directors;

(5) upon proposal by the supervisory committee;

(6) upon proposal by the president;

(7) in other circumstances as stipulated in the Company's Articles."

6. The original article 19:

"The board secretary shall be responsible for preparing and submitting reports and documents of the board of directors:

(1) Directors or other persons proposing an agenda for the Regular Board Meeting shall notify the board secretary in writing of the same 10 working days prior to the convening of the meeting. Such proposed resolution shall be full and complete and shall, in case of external investment and acquisition projects, be supported by detailed information (including feasibility studies, profit forecast and analysis, risk hedging measures, etc) with the seal of the relevant department affixed and signed by the officer in-charge.

Reports and documents required to be submitted to the Regular Board Meeting in accordance with the Listing Rules shall be submitted by the board secretary.

(2) Prior to the convening of an extraordinary board meeting, the chairman of the board or relevant persons making proposals shall notify the board secretary in writing their proposals and the agenda of the meeting. The timing for the meeting shall be determined as such to ensure all directors are duly notified and given a reasonable period of time for preparation."

shall be re-numbered as article 20 and amended as follows:

"Before despatching a notice for convening a Regular Meeting, the board secretary shall seek the directors' opinion one by one, in order to formulate preliminarily the proposed resolutions of the meeting for the managing director to settle. Before settling the proposed resolutions, the managing director may seek the opinion of the president and other senior management officers if necessary.

Directors shall provide the board secretary with written proposals 15 days before the date for convening the meeting. Written proposals shall be comprehensive and complete. When they involve projects of external investment, acquisition and merger, detailed information shall be annexed (including feasibility study report, performance projection analysis, risk prevention measures, etc.), and the responsible department shall affix its seal and the responsible person shall sign. The board secretary shall forward information for the meeting to all directors at least 3 working days before the convening of the meeting."

7. The following shall be added as article 21:

"For extraordinary meetings of the board of directors proposed to be convened in accordance with the provisions of article 16, a written proposal signed (sealed) by the proposing person shall be submitted to the managing director through the board secretary. The written proposal shall state the following matters:

(1) the name of the proposing person;

(2) the reason for the proposal or the objective facts on which the proposal is based;

(3) the proposed time or time limit for convening the meeting, the venue and method of holding the meeting;

(4) defined and specific proposed resolutions;

(5) contact information of the proposing person, date of the proposal, etc.

The content of the proposal shall be matters within the scope of authority of the board of directors as stipulated in the Company's Articles. Materials related to the proposed resolutions shall be submitted together.

After receiving the abovementioned written proposal and relevant materials, the board secretary shall forward them to the managing director on the same day. If the managing director considers that the proposed resolution is not defined and specific, or that the relevant materials are insufficient, he/she may ask the proposing person to amend or supplement them.

The managing director shall convene and chair a meeting of the board of directors within 10 days after receiving the proposal requesting a meeting."

8. The original article 20:

"The board secretary shall be responsible for delivering the notice of meeting to the attendees:

(1) The board secretary shall notify the directors of the time and venue of the board meeting by facsimile, express courier, registered mail or personal delivery at least 10 days prior to the date of the meeting; The notice shall be in Chinese and shall include the agenda of the meeting.

(2) The board secretary shall deliver the aforesaid notice of meeting to the chairman of the supervisory committee 5 days prior to the date of meeting.

(3) For significant matters to be decided by the board of directors, the Company shall inform the independent directors and provide sufficient information in advance within statutory timeframes. If the independent directors consider the information insufficient, they may request supplementary information. If two or more independent directors consider that the information is not sufficient or that the supporting materials fail to substantiate the matter, they may request the board of directors jointly in writing to postpone the date for convening the meeting for the board of directors or to consider the matter at a later date. The Board of directors shall adopt accordingly."

shall be re-numbered as article 22 and amended as follows:

"Delivery of the notice of meeting:

(1) For convening Regular Meetings and extraordinary meetings, the board secretary shall provide all directors and supervisors with a written notice of the board of directors' meeting affixed with the board of directors' seal by hand, fax, email or other means, 14 and 5 days respectively beforehand. The notice shall be in Chinese and include the meeting's agenda. In an urgent situation, when an extraordinary meeting of the board of director has to be convened as soon as possible, notice of the meeting may at any time be given on the telephone or by other verbal means, but the convenor shall elucidate this in the meeting.

(2) For significant matters to be decided by the board of directors, the Company shall inform the independent directors and provide sufficient information in advance in accordance with the Company's Articles and this Order of Meeting. If the independent directors consider the information insufficient, they may request supplementary information. If two or more independent directors consider that the information is not sufficient or that the supporting materials fail to substantiate

the matter, they may request the board of directors jointly in writing to postpone the date for convening the meeting for the board of directors or to consider the matter at a latter date. The board of directors shall adopt accordingly."

9. The following shall be added as article 23:

"Notice of the meeting shall at least include the time, venue, time limit, reasons and topics of the meeting and the date of giving the notice."

10. The original article 23:

"Minutes shall be kept in respect of board meetings:

(1) The board secretary shall prepare the minutes of meeting of the board of directors and shall ensure the accuracy of the same. Directors attending the meeting and the note-taker shall sign on the minutes of meeting.

(2) Directors attending the meeting shall have the rights to request descriptive record in the minutes of his/her speech at the meeting.

(3) The board secretary shall be responsible for keeping the documents and records of the board of directors."

shall be re-numbered as article 26 and amended as follows:

"Minutes shall be kept in respect of board meetings:

(1) The board secretary shall prepare the minutes of meeting of the board of directors and shall ensure the accuracy of the same. Directors attending the meeting and the note-taker shall sign on the minutes of meeting.

(2) Minutes of meetings of the board of directors shall include the following contents: the date and the venue for convening the meeting, the name of the convenor, the names of directors present and those appointed by others to be present (agents), the meeting's agenda, the gist of the directors' speeches and the method and result of the vote in relation to each proposed resolution (the result of the vote shall state the numbers of votes for or against the proposed resolution or that of the abstaining votes).

(3) Directors attending the meeting shall have the rights to request descriptive record in the minutes of his/her speech at the meeting.

(4) The board secretary shall be responsible for keeping the documents and records of the board of directors for not less than 10 years."

11. The original article 25:

"The following matters shall be reviewed and approved at the board meeting and then submitted to the shareholders' general meeting for approval before implementation:

(1) Formulation of the Company's annual financial final accounts;

(2) Formulation of the Company's profit distribution proposals and proposals for making up losses;

(3) Formulation of proposals for the increase or reduction of the registered capital of the Company and proposals for the issuance of Company's bonds;

(4) Formulation of proposals for the merger, division or dissolution of the Company;

(5) Formulation of proposals for proposals for amendment of the Company's Articles;

(6) Proposal of resolutions to the shareholders' general meeting relating to the appointment or replacement of any accountant firm as the Company's auditors;

(7) Matters requiring approval at the shareholders' general meeting pursuant to the Articles and relevant regulations."

shall be re-numbered as article 28 and amended as follows:

"The following matters shall be reviewed and approved at the board meeting and then submitted to the shareholders' general meeting for approval before implementation:

(1) Formulation of the Company's annual financial final accounts;

(2) Formulation of the Company's profit distribution proposals and proposals for making up losses;

(3) Formulation of proposals for the increase or reduction of the registered capital of the Company and proposals for the issuance of bonds or other securities and listing;

(4) Formulation of proposals for the merger, division, change of form, dissolution and liquidation of the Company;

(5) Formulation of proposals for proposals for amendment of the Company's Articles;

(6) Proposal of resolutions to the shareholders' general meeting relating to the appointment or replacement of any accountant firm as the Company's auditors;

(7) Matters requiring approval at the shareholders' general meeting pursuant to the Company's Articles and relevant regulations."

12. Consequential amendments shall be made to the numbering of other chapters, articles and paragraphs and the references in the text to chapters, articles and paragraphs in the Order of Meeting for the Board of Directors.

13. The references to "the Articles (本章程)" and "the Company's Articles (公司章程)" in the Order of Meeting for the Board of Directors shall be replaced by references to "the Company's Articles (《公司章程》)".

The proposed amendments to the Order of Meeting for Supervisory Committee is prepared in the Chinese language and the English version set out below is therefore a translation only. Should there be any inconsistencies, the Chinese version shall prevail.

1. The original Article 2:

"The supervisory committee shall be accountable to the shareholders' general meeting. It shall carry out supervision to ensure legal compliance of the financial affairs of the Company and in the discharge of duties by the directors, president, vice presidents, chief accountant and board secretary of the Company, thereby protecting the lawful interests of the Company and the shareholders."

shall be amended as follows:

"The supervisory committee shall be accountable to the shareholders' general meeting. It shall carry out supervision to ensure legal compliance of the financial affairs of the Company and in the discharge of duties by the directors, president and other senior management officers of the Company, thereby protecting the lawful interests of the Company and the shareholders."

2. The first paragraph of the original article 4:

"The supervisory committee shall comprise 8 supervisors, of whom 5 are representatives of shareholders (including 3 external supervisors) and 3 are staff representatives. One of the supervisors shall be chairman of the supervisory committee."

shall be amended as follows:

"The supervisory committee shall comprise 7 supervisors, of whom 4 are representatives of shareholders and 3 are staff representatives. One of the supervisors shall be chairman of the supervisory committee. Half or more of the members of the supervisory committee shall be external supervisors (i.e. supervisors who are not employees of the Company)".

3. The second paragraph of the original article 7:

"Provisions in the Articles pertaining to the resignation of directors shall also be applicable to supervisors, including but not limited to the provision that the resignation report of a supervisor shall not take effect until his/her vacancy is filled if such resignation results in the number of supervisors sitting on the Company's supervisory committee falling below the quorum."

shall be amended as follows:

"If after the expiry of the term of office of a supervisor a new election is not held in due course, or if a supervisor resigns during his/her term of office which result in the number of persons in the supervisory committee being lower than the quorum, then before the newly elected supervisor assumes his/her office, the original supervisor shall still perform his/her duties in accordance with provision in the law, departmental regulation and the Company's Articles."

4. The original article 8:

"A supervisors' office (辦事機構) shall be established under the supervisory committee to conduct day-to-day affairs of the supervisory committee."

shall be amended as follows:

"A supervisors' office (監事會辦公室) shall be established under the supervisory committee to conduct day-to-day affairs of the supervisory committee."

5. "The heading of Chapter 2 of the Order of Meeting for the Supervisory Committee, namely "Composition of the Supervisory Committee and the Supervisors' Office (辦事機構)", shall be amended to become "Composition of the Supervisory Committee and the Supervisors' Office (監事會辦公室)."

6. "The references to "supervisors' office (監事會辦事機構)" in the Order of Meeting for the Supervisory Committee shall be replaced by references to "supervisors' office (監事會辦公室)."

7. The original article 9:

"The supervisory committee shall perform the following duties:

(1) to examine the financial affairs and business operations of the Company, and where necessary, to demand the directors and the senior management officers concerned to report on the affairs of the Company;

(2) to supervise the Company's directors, president and other senior management officers to see whether they violate any laws, administrative regulations, the Articles or the resolutions of the shareholders' general meeting, in the discharge of their duties;

(3) to demand the Company's directors, president and other senior management officers to rectify any act that is harmful to the Company's interests;

(4) to verify financial reports, business reports, profit distribution plans and other financial information proposed by the board of directors to be tabled at the shareholders' general meeting and, if in doubt, to appoint, in the name of the Company, any registered accountants or practising auditors to assist in reviewing them;

(5) to propose the convening of extraordinary general meetings;

(6) to represent the Company in negotiations with directors or in initiating legal proceedings against directors;

(7) to propose resolutions to be tabled at the shareholders' general meeting;

(8) to exercise other powers provided under the Articles.

The supervisors shall attend the shareholders' general meetings and be in attendance at board meetings."

shall be amended as follows:

"The supervisory committee shall perform the following duties:

(1) to examine the financial affairs and business operations of the Company, and where necessary, to demand the directors, the president and other senior management officers concerned to report on the affairs of the Company;

(2) to supervise the acts of the Company's directors, president and other senior management officers in the discharge of their duties, and to propose the removal of directors, the president and other senior management officers who have violated any laws, administrative regulations, the Company's Articles or the resolutions of the shareholders' general meeting;

(3) to demand the Company's directors, president and other senior management officers to rectify any act that is harmful to the Company's interests;

(4) to verify financial reports, business reports, profit distribution plans and other financial information proposed by the board of directors to be tabled at the shareholders' general meeting and, if in doubt, to appoint, in the name of the

Company, any registered accountants or practising auditors to assist in reviewing them; to examine the Company's periodic report prepared by the board of directors and to give examination opinions in writing;

(5) to propose the convening of extraordinary general meetings;

(6) to represent the Company in negotiations with directors or in initiating legal proceedings against directors, the president and other senior management officers in accordance with the provisions of Article 152 of the Company Law;

(7) to propose resolutions on a provisional basis to be tabled at the shareholders' general meeting;

(8) if abnormality in the Company's operation is discovered, the supervisory committee may carry out investigations, and if necessary, engage professional institutions such as accountancy firms and law firms to assist in the investigation;

(9) to exercise other powers provided under the Company's Articles.

The supervisors shall attend the shareholders' general meetings and may be in attendance at board meetings."

8. The original article 10:

"At each annual general meeting, the supervisory committee shall cause its supervisory report for the year under review to be verbally delivered, which report shall cover:

(1) Inspection of the Company's financial affairs;

(2) Supervision of the directors, the president, vice presidents, chief accountant and board secretary in respect of their implementation of relevant laws, regulations, the Articles and resolutions of the shareholders' general meeting;

(3) Assessment of the integrity and diligence of the aforesaid officers of the Company in the discharge of their duties for the Company, in particular the specific opinions furnished by external supervisors;

(4) Other significant matters which in the opinion of the supervisory committee should be reported to the shareholders' general meeting.

Where it deems necessary, the supervisory committee may also furnish views on proposed resolutions under review by the shareholders' general meeting and submit independent reports."

shall be amended as follows:

"At each annual general meeting, the supervisory committee shall cause its supervisory report for the year under review to be verbally delivered, which report shall cover:

(1) Inspection of the Company's financial affairs;

(2) Supervision of the directors, the president and other senior management officers in respect of their implementation of relevant laws, regulations, the Company's Articles and resolutions of the shareholders' general meeting;

(3) Assessment of the integrity and diligence of the aforesaid officers of the Company in the discharge of their duties for the Company, in particular the specific opinions furnished by external supervisors;

(4) Other significant matters which in the opinion of the supervisory committee should be reported to the shareholders' general meeting.

Where it deems necessary, the supervisory committee may also furnish views on proposed resolutions under review by the shareholders' general meeting and submit independent reports."

9. The second paragraph of the original article 11:

"Costs incurred by the supervisors in attending supervisory committee meetings shall be borne by the Company. Such costs shall include travel expenses for travelling between the resident location of the supervisors and the location where the meeting is held (if different), as well as expenses for meals and accommodation during the period of the meeting."

shall be amended as follows:

"Costs incurred by the supervisors in attending supervisory committee meetings and other costs necessarily incurred in the discharge of supervisors' duties shall be borne by the Company. Such costs shall include travel expenses for travelling between the resident location of the supervisors and the location where the meeting is held (if different), expenses for meals and accommodation as well as the supervisors' expenses relating to site inspections."

10. The second paragraph of the original article 12:

"In the event that the chairman is not able to exercise his/her powers for any reason, he/she shall designate a supervisor to exercise the same on his/her behalf."

shall be amended as follows:

"In the event that the chairman is not able to exercise his/her powers, more than half of the supervisors shall nominate a supervisor to convene and chair the supervisory committee meeting."

11. The original article 13:

"The supervisory committee shall bring to the attention of the board of directors and the shareholders' general meeting or report directly to the securities regulatory authorities under the State Council and other relevant authorities any violations of laws and regulations existing in the Company's financial affairs and any violations of laws, regulations or the Articles on the part of the directors, president, vice presidents, chief accountant and board secretary of the Company identified during the discharge of their supervisory duties."

shall be amended as follows:

"The supervisory committee shall bring to the attention of the board of directors and the shareholders' general meeting or report directly to the securities regulatory authorities under the State Council and other relevant authorities any violations of laws and regulations existing in the Company's financial affairs and any violations of laws, regulations or the Company's Articles on the part of the directors, president and other senior management officers of the Company identified during the discharge of their supervisory duties."

12. The first paragraph of the original article 16:

"Regular meetings shall be convened at least four times a year, including meetings of the supervisory committee in respect of quarterly results, interim results and annual results."

shall be amended as follows:

"Regular meetings shall be convened at least four times a year."

13. The original article 17:

"An extraordinary meeting of the supervisory committee shall be convened in the event of any of the following:

(1) such extraordinary meeting being deemed necessary by the chairman;

(2) the joint proposal of not less than one-third or two external supervisors;

(3) exposure of significant loss of company assets having occurred or being in process causing shareholders' interests to be compromised;

(4) exposure of violations of laws, regulations and the Articles by the directors, president, vice presidents, chief accountant or board secretary of the Company causing serious infringement to the Company's interests."

shall be amended as follows:

"An extraordinary meeting of the supervisory committee shall be convened in the event of any of the following:

(1) such extraordinary meeting being deemed necessary by the chairman;

(2) the proposal of supervisors;

(3) exposure of significant loss of company assets having occurred or being in process causing shareholders' interests to be compromised;

(4) exposure of violations of laws, regulations and the Company's Articles by the directors, president and other senior management officers of the Company causing serious infringement to the Company's interests."

14. The original article 25:

"The supervisory committee may request any directors, president, vice presidents, chief accountant, board secretary and internal and external auditors relevant to resolutions and reports under review at a meeting of the supervisory committee to be in attendance at such meeting to give necessary briefings of such matters and to answer questions raised by the supervisory committee."

Shall be amended as follows:

"The supervisory committee may request any directors, president, other senior management officers and internal and external auditors relevant to resolutions and reports under review at a meeting of the supervisory committee to be in attendance at such meeting to give necessary briefings of such matters and to answer questions raised by the supervisory committee."

15. The original article 29:

"The minutes of meeting and resolutions of the supervisory committee shall constitute important documents of the Company and shall be properly kept at the address of the Company by the supervisors' office."

shall be amended as follows:

"The minutes of meeting and resolutions of the supervisory committee shall constitute important documents of the Company and shall be properly kept at the address of the Company by the supervisors' office for not less than 10 years."

16. Consequential amendments shall be made to the numbering of other chapters, articles and paragraphs and the references in the text to chapters, articles and paragraphs in the Order of Meeting for the Supervisory Committee.

17. The references to "the Articles（本章程）" and "the Company's Articles（公司章程）" in the Order of Meeting for the Supervisory Committee shall be replaced by references to "the Company's Articles（《公司章程》）".

TSINGTAO
青島啤酒

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code : 168)

NOTICE OF ANNUAL GENERAL MEETING FOR 2005

Notice is hereby given that the Board of Directors of Tsingtao Brewery Company Limited (the "Company") has resolved that the Annual General Meeting of the Company for 2005 be held at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hong Kong Dong Road, Qingdao, Shangdong Province, the People's Republic of China (the "PRC") on 29 June 2006 (Thursday), at 9:00 a.m. to conduct the following business:

ORDINARY RESOLUTIONS

1. To consider and approve the work report of the Board of Directors of the Company for 2005.

2. To consider and approve the work report of the Supervisory Committee of the Company for 2005.

3. To consider and approve the audited financial statements of the Company for 2005.

4. To consider and approve the proposal for profit distribution (including dividend allocation) of the Company for 2005.

5. To consider and approve the re-appointment of PricewaterhouseCoopers Zhongtian Certified Public Accountants Limited as the Company's domestic auditors and PricewaterhouseCoopers, Hong Kong as the Company's international auditors for 2006, and to authorise the Board of Directors to fix their remunerations.

6. To consider and approve the proposal for increasing the remuneration of the independent directors and external supervisors of the Company.

7. To consider and approve the proposal for purchasing indemnity insurance for the directors, supervisors and senior management officers of the Company, and to authorise the Board of Directors to do all such things as necessary in respect of such purchase, including choosing and deciding the insurance institution, confirming the terms of insurance, etc..

SPECIAL RESOLUTION

8. To consider and, if thought fit, pass the following resolution as a special resolution:

"That the resolution by the Board of Directors of the Company regarding the proposed amendments to the Articles of the Association of Tsingtao Brewery Company Limited and the addenda (including the Order of Meeting for Shareholders' General Meeting, the Order of Meeting for the Board of Directors and the Order of Meeting for the Supervisory Committee) (details of which are set out in the circular to shareholders of H Shares and the website of the Hong Kong Exchanges and Clearing Limited (http://www.hkex.com.hk)) is and hereby be considered and approved, and the Board of Directors is hereby authorised to modify the wordings as appropriate and to do all such things as necessary in respect of the amendments to the Articles of Association and the addenda pursuant to the requirements (if any) of the relevant PRC authorities and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited."

By order of the Board
YUAN LU
Company Secretary

Qingdao, PRC
15 May 2006

Notes:

I. Qualification for Attending the Meeting

Holders of domestic shares (or A Shares) and overseas listed foreign shares (or H Shares) of the Company whose names appear on the Register of Members of the Company at the close of business on 29 May 2006 (Monday) are entitled to attend the Annual General Meeting after completing all necessary registration procedures.

II. Registration for Meeting

1. Shareholders who intend to attend the Annual General Meeting are required to lodge the completed and signed reply slip for attendance (together with the necessary document for registration) with the Secretarial Office of the Board of Directors of the Company on or before 9 June 2006 by hand, by mail or by facsimile. For the written reply, please use the "Reply Slip for Attending the Annual General Meeting" enclosed with this notice or a copy thereof. The written reply will not affect the right of the shareholders to attend and vote at the Annual General Meeting as mentioned in this note.

2. In order to determine the list of shareholders entitled to attend the Annual General Meeting, the Register of Members for H Shares of the Company will be closed from 30 May 2006 to 29 June 2006 (both days inclusive). In order to qualify for cash dividends for 2005, any holder of H Shares of the Company must lodge the transfer documents together with the relevant share certificate(s) at the Company's H Shares registrar, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong before 4:00 p.m. on 29 May 2006 (Monday). Subject to the approval of the proposal for profit distribution (including dividend allocation) of the Company for 2005 at the Annual General Meeting, cheques for paying the dividend of H Shares will be sent to holders of H Shares by post on or before 29 August 2006.

III. Proxy

1. Each shareholder having the right to attend and vote at the Annual General Meeting may appoint one or more proxies (whether a shareholder or not) to attend and vote on his behalf. Should more than one proxy be appointed by a shareholder, such proxies shall only exercise their voting rights on a poll. Each shareholder (or his proxy) shall be entitled to one vote for each share held.

2. Shareholders shall appoint a proxy in writing (i.e. by using the "Proxy Form for use at Annual General Meeting" ("Proxy Form") enclosed with this notice or a copy thereof). The Proxy Form shall be signed by the person appointing the proxy or an attorney authorised by such person. If the Proxy Form is signed by an attorney, the power of attorney or other documents of authorisation shall be notarially certified. If the person appointing the proxy is a legal person, then the Proxy Form shall be under seal or be signed by its director or a duly authorised attorney. To be valid, the Proxy Form for use at Annual General Meeting and notarially certified power of attorney or other documents of authorisation must be delivered either to the Secretarial Office of the Board of Directors of the Company or to the Company's H Shares registrar, Hong Kong Registrars Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 24 hours before the time appointed for the holding of the Annual General Meeting.

3. Shareholders or their proxies shall present proofs of their identity upon attending the meeting. Should a proxy be appointed, the proxy shall also present his proxy form.

IV. Other Matters

1. For details of the Resolution Nos. 1 to 5 above, please refer to the Annual Report for 2005 of the Company. With the enhancement of the corporate governance standards of the Company, the independent directors and external supervisors need to devote more times and efforts in discharging their duties. It is therefore proposed in the Resolution No. 6 to increase the annual remuneration of the independent directors and external supervisors to RMB80,000 and RMB40,000 (tax inclusive) respectively. In addition, it is proposed in the resolution no. 7 to purchase indemnity insurance for the directors, supervisors and senior management officers of the Company.

2. The Annual General Meeting is expected to last half a day. Those who attend the meeting shall bear their own travelling and lodging expenses.

3. The business address of the Company:
Tsingtao Beer Tower, May Fourth Square,
Hongkong Zhong Road, Qingdao, PRC
Telephone No: 86-532-85713831
Fax No: 86-532-85713240
Postal Code: 266071
Contact Person: Zhang Rui Xiang
Wang Zhi Liang

Directors of the Company as at the date hereof:

Executive Directors:	*Mr. Li Guirong (Chairman), Mr. Jin Zhiguo (Vice Chairman), Mr. Sun Mingbo, Mr. Liu Yingdi and Mr. Sun Yuguo*
Non-executive Directors:	*Mr. Stephen J. Burrows (Vice Chairman) and Mr. Mark F. Schumm*
Independent Directors:	*Mr. Chu Zhengang, Mr. Fu Yang, Ms. Li Yan and Mr. Poon Chiu Kwok*

青島啤酒

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)
(Stock Code : 168)

PROXY FORM FOR USE AT ANNUAL GENERAL MEETING

I/We:________________________ A Share Account No. (if applicable): ________________________

address:____ (Note 1)

being the registered holder of ________________ A Shares/ ________________ H Shares (Note 2) in Tsingtao Brewery Company Limited (the "Company") , HEREBY APPOINT (Note 3) the Chairman of the Annual General Meeting or ________________

address: ____

as my/our proxy to attend and act for me/us at the Annual General Meeting of the Company to be held at Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hong Kong Dong Road, Qingdao, Shangdong Province, the People's Republic of China at 9:00 a.m. on Thursday, 29 June 2006 or any adjourned meeting thereof and to vote on my/our behalf at such Annual General Meeting or adjourned meeting thereof in respect of the resolutions listed in the Notice of Annual General Meeting in the manner indicated below or if no such indication is given, as my/our proxy thinks fit.

	ORDINARY RESOLUTIONS	FOR (Note 4)	AGAINST (Note 4)
1.	To consider and approve the work report of the Board of Directors of the Company for 2005.		
2.	To consider and approve the work report of the Supervisory Committee of the Company for 2005.		
3.	To consider and approve the audited financial statements of the Company for 2005.		
4.	To consider and approve the proposal for profit distribution (including dividend allocation) of the Company for 2005.		
5.	To consider and approve the re-appointment of PricewaterhouseCoopers Zhongtian Certified Public Accountants Limited as the Company's domestic auditors and PricewaterhouseCoopers, Hong Kong as the Company's international auditors for 2006, and to authorise the Board of Directors to fix their remunerations.		
6.	To consider and approve the proposal for increasing the remuneration of the independent directors and external supervisors of the Company.		
7.	To consider and approve the proposal for purchasing indemnity insurance for the directors, supervisors and senior management officers of the Company, and to authorise the Board of Directors to do all such things as necessary in respect of such purchase, including choosing and deciding the insurance institution, confirming the terms of insurance, etc..		
	SPECIAL RESOLUTION		
8.	To consider and and approve the proposed amendments to the Articles of the Association of Tsingtao Brewery Company Limited and the addenda (including the Order of Meeting for Shareholders' General Meeting, the Order of Meeting for the Board of Directors and the Order of Meeting for the Supervisory Committee), and authorise the Board of Directors to modify the wordings as appropriate and to do all such things as necessary in respect of the amendments to the Articles of Association and the addenda pursuant to the requirements (if any) of the relevant PRC authorities and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.		

Signature (Note 5): ________________________ Dated: ________________ 2006

Notes:

1. Full name(s) and address(s) to be inserted in **BLOCK LETTERS**.
2. Please delete as appropriate and insert the number of shares in the Company registered in your name and to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name.
3. If a person other than the Chairman of the Annual General Meeting is to be appointed as proxy, please delete "the Chairman of Annual General Meeting"and insert into the blank space the name and address of the proxy appointed. Each shareholder is entitled to appoint one or more proxies to attend and vote at the meeting. The proxy need not be a shareholder of the Company. Any alternation made to this form of proxy must be signed by the person who signs it.
4. **Important: If you wish to vote for any resolution, tick in the box marked "FOR". If you wish to vote against any resolution, tick in the box marked "AGAINST". Failure to tick either box will entitle your proxy to cast your vote at his/her discretion.**
5. This form of proxy must be signed by you (or by your attorney duly authorised in writing). If the shareholder is a company or an organization, this form of proxy must be under the seal of the company or the organisation or be signed by its director or a duly authorised attorney. All powers of attorney referred to in this note must be notarially certified.
6. To be valid, this form of proxy together with the notarially certified power of attorney or other documents of authorisation (if any) under which it is signed, must be lodged with the Secretarial Office of the Board of Directors of the Company at Tsingtao Beer Tower, May Fourth Square, Hongkong Zhong Road, Qingdao, the People's Republic of China or with the Company's H Shares Registrar, Hong Kong Registrars Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 24 hours before the time appointed for the holding of the Annual General Meeting.
7. A proxy attending the Annual General Meeting on behalf of a shareholder must present this form of proxy, duly completed and signed, and the proxy's proof of identity.
8. This form of proxy is in duplicate. One of which should be lodged in accordance with the instruction under Note 6 and the other shall be presented at the Annual General Meeting in accordance with the instruction under Note 7.

TSINGTAO
青島啤酒

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

REPLY SLIP FOR ATTENDING THE ANNUAL GENERAL MEETING

As at the close of business on 29 May 2006, I/We ______________________________

being the registered holder of ______________________________

shares of Tsingtao Brewery Company Limited (the "Company"), would like to attend the Annual General Meeting to be held on 29 June 2006.

Name of the party attending the Annual General Meeting: ______________________________

Account No. of holder of A Shares (if applicable): ______________________________

Signature of shareholder: ______________________________

(Company chop)

Date: ______________________ 2006

Notes :

1. Please enclose a copy of the appropriate identity document (identity card or passport).

2. The reply slip, after being completed and signed, shall be sent to the Secretarial Office of the Board of Directors of the Company at Tsingtao Beer Tower, May Fourth Square, Hongkong Zhong Road, Qingdao, the People's Republic of China (Tel no: 86-532-85713831, Contact person: Zhang Rui Xiang, Wang Zhi Liang) on or before 9 June 2006. The reply slip may be delivered to the Company in person (the shareholder concerned may then immediately be registered for attendance at the Annual General Meeting), by mail (Postal Code: 266071) or by fax (Fax no: 86-532-85713240).

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

NOTICE OF ANNUAL GENERAL MEETING FOR 2005

Notice is hereby given that the Board of Directors of Tsingtao Brewery Company Limited (the "Company") has resolved that the Annual General Meeting of the Company for 2005 be held at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hong Kong Dong Road, Qingdao, Shangdong Province, the People's Republic of China (the "PRC") on 29 June 2006 (Thursday), at 9:00 a.m. to conduct the following business:

ORDINARY RESOLUTIONS

1. To consider and approve the work report of the Board of Directors of the Company for 2005.
2. To consider and approve the work report of the Supervisory Committee of the Company for 2005.
3. To consider and approve the audited financial statements of the Company for 2005.
4. To consider and approve the proposal for profit distribution (including dividend allocation) of the Company for 2005.
5. To consider and approve the re-appointment of PricewaterhouseCoopers Zhongtian Certified Public Accountants Limited as the Company's domestic auditors and PricewaterhouseCoopers, Hong Kong as the Company's international auditors for 2006, and to authorise the Board of Directors to fix their remunerations.
6. To consider and approve the proposal for increasing the remuneration of the independent directors and external supervisors of the Company.
7. To consider and approve the proposal for purchasing indemnity insurance for the directors, supervisors and senior management officers of the Company, and to authorise the Board of Directors to do all such things as necessary in respect of such purchase, including choosing and deciding the insurance institution, confirming the terms of insurance, etc..

SPECIAL RESOLUTION

8. To consider and, if thought fit, pass the following resolution as a special resolution:

   "That the resolution by the Board of Directors of the Company regarding the proposed amendments to the Articles of the Association of Tsingtao Brewery Company Limited and the addenda (including the Order of Meeting for Shareholders' General Meeting, the Order of Meeting for the Board of Directors and the Order of Meeting for the Supervisory Committee) (details of which are set out in the circular to shareholders of H Shares and the website of the Hong Kong Exchanges and Clearing Limited (http://www.hkex.com.hk)) is and hereby be considered and approved, and the Board of Directors is hereby authorised to modify the wordings as appropriate and to do all such things as necessary in respect of the amendments to the Articles of Association and the addenda pursuant to the requirements (if any) of the relevant PRC authorities and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited."

By order of the Board
YUAN LU
Company Secretary

Qingdao, PRC
May 15, 2006

Notes:

I. Qualification for Attending the Meeting

Holders of domestic shares (or A Shares) and overseas listed foreign shares (or H Shares) of the Company whose names appear on the Register of Members of the Company at the close of business on 29 May 2006 (Monday) are entitled to attend the Annual General Meeting after completing all necessary registration procedures.

II. Registration for Meeting

1. Shareholders who intend to attend the Annual General Meeting are required to lodge the completed and signed reply slip for attendance (together with the necessary document for registration) with the Secretarial Office of the Board of Directors of the Company on or before 9 June 2006 by hand, by mail or by facsimile. For the written reply, please use the "Reply Slip for Attending the Annual General Meeting" enclosed with this notice or a copy thereof. The written reply will not affect the right of the shareholders to attend and vote at the Annual General Meeting as mentioned in this note.
2. In order to determine the list of shareholders entitled to attend the Annual General Meeting, the Register of Members for H Shares of the Company will be closed from 30 May 2006 to 29 June 2006 (both days inclusive). In order to qualify for cash dividends for 2005, any holder of H Shares of the Company must lodge the transfer documents together with the relevant share certificate(s) at the Company's H Shares registrar, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong before 4:00 p.m. on 29 May 2006 (Monday). Subject to the approval of the proposal for profit distribution (including dividend allocation) of the Company for 2005 at the Annual General Meeting, cheques for paying the dividend of H Shares will be sent to holders of H Shares by post on or before 29 August 2006.

III. Proxy

1. Each shareholder having the right to attend and vote at the Annual General Meeting may appoint one or more proxies (whether a shareholder or not) to attend and vote on his behalf. Should more than one proxy be appointed by a shareholder, such proxies shall only exercise their voting rights on a poll. Each shareholder (or his proxy) shall be entitled to one vote for each share held.
2. Shareholders shall appoint a proxy in writing (i.e. by using the "Proxy Form for use at Annual General Meeting" ("Proxy Form") enclosed with this notice or a copy thereof). The Proxy Form shall be signed by the person appointing the proxy or an attorney authorised by such person. If the Proxy Form is signed by an attorney, the power of attorney or other documents of authorization shall be notarially certified. If the person appointing the proxy is a legal person, then the Proxy Form shall be under seal or be signed by its director or a duly authorised attorney. To be valid, the Proxy Form for use at Annual General Meeting and notarially certified power of attorney or other documents of authorisation must be delivered either to the Secretarial Office of the Board of Directors of the Company or to the Company's H Shares registrar, Hong Kong Registrars Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 24 hours before the time appointed for the holding of the Annual General Meeting.
3. Shareholders or their proxies shall present proofs of their identity upon attending the meeting. Should a proxy be appointed, the proxy shall also present his proxy form.

IV. Other Matters

1. For details of the Resolution Nos. 1 to 5 above, please refer to the Annual Report for 2005 of the Company. With the enhancement of the corporate governance standards of the Company, the independent directors and external supervisors need to devote more times and efforts in discharging their duties. It is therefore proposed in the Resolution No. 6 to increase the annual remuneration of the independent directors and external supervisors to RMB80,000 and RMB40,000 (tax inclusive) respectively. In addition, it is proposed in the resolution no. 7 to purchase indemnity insurance for the directors, supervisors and senior management officers of the Company.
2. The Annual General Meeting is expected to last half a day. Those who attend the meeting shall bear their own travelling and lodging expenses.
3. The business address of the Company:
   Tsingtao Beer Tower, May Fourth Square,
   Hongkong Zhong Road, Qingdao, PRC
   Telephone No: 86-532-85713831
   Fax No: 86-532-85713240
   Postal Code: 266071
   Contact Person: Zhang Rui Xiang
   Wang Zhi Liang

Directors of the Company as of the date hereof:

Executive Directors: Mr. Li Guirong (Chairman), Mr. Jin Zhiguo (Vice Chairman), Mr. Sun Mingbo, Mr. Liu Yingdi and Mr. Sun Yuguo

Non-executive Directors: Mr. Stephen J. Burrows (Vice Chairman) and Mr. Mark F. Schumm

Independent Directors: Mr. Chu Zhengang, Mr. Fu Yang, Ms. Li Yan and Mr. Poon Chiu Kwok